Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock of

DYNAVAX TECHNOLOGIES CORPORATION

at

$15.50 Per Share, net in cash

by

SAMBA MERGER SUB, INC.,

an indirect wholly owned subsidiary of

SANOFI

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON FEBRUARY 9, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and, collectively, “Shares”), of Dynavax Technologies Corporation, a Delaware corporation (the “Company”), for $15.50 per Share, in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and will be consummated as soon as practicable following the Offer Acceptance Time (as defined in Section 11 – “The Merger Agreement”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (b) irrevocably accepted by Purchaser for payment in the Offer) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes.

Under no circumstances will interest be paid on the Offer Price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”) and (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”). There is no financing condition to the Offer. The Offer is subject to various additional conditions. See Section 15 – “Conditions of the Offer.” A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page v of this Offer to Purchase.

The Board of Directors of the Company (the “Company Board”) has unanimously: (a) determined that the entry into the Merger Agreement and the consummation of the Transactions (as defined below) are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 750-0831

Banks and Brokers may call collect: (212) 750-5833

IMPORTANT

If your Shares are registered in your name and you wish to tender all or a portion of your Shares to Purchaser in the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or (ii) follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser and request they effect the transaction for you before the expiration of the Offer.

Questions and requests for assistance should be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, if your Shares are registered in their name.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and, collectively, the “Shares”), of Dynavax Technologies Corporation, a Delaware corporation (the “Company”) for $15.50 per Share, in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The following are some questions you may have as a stockholder of the Company and answers to those questions. The information contained in this summary term sheet is a summary only, and may not contain all of the information that is important to you, and is not meant to be a substitute for the more detailed descriptions and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. Except as otherwise set forth herein, the information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been based upon publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources or information provided by the Company. Neither Parent nor Purchaser assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or accuracy of any such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company.

Price Offered Per Share	$15.50 per Share, in cash, without interest, subject to any applicable withholding taxes.

Scheduled Expiration of Offer	One minute following 11:59 P.M., Eastern Time, on February 9, 2026, unless the Offer is otherwise extended or earlier terminated.

Purchaser	Samba Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of SANOFI.

Company Board Recommendation	The Company Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Samba Merger Sub, Inc. is offering to purchase all of the outstanding Shares at the Offer Price, on the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser is a Delaware corporation and an indirect wholly owned subsidiary of Parent, and was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Purchaser has not engaged in any business activities to date, except for activities incidental to its formation and activities undertaken in connection with the Offer and the Merger. Parent is dedicated to supporting people through their health challenges. Parent is a global biopharmaceutical company focused on human health. Parent prevents illness with vaccines, and provides innovative treatments to fight pain and ease suffering. Parent stands by the few who suffer from rare diseases and the millions with long-term chronic conditions.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Samba Merger Sub, Inc.

alone, the term “Parent” to refer to SANOFI alone and the term the “Company” to refer to Dynavax Technologies Corporation. Unless the context otherwise requires, we use the term “Shares” to refer to shares of common stock, par value $0.001 per share, of the Company.

See Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, without interest, subject to any applicable withholding taxes, on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the Company. Following the consummation of the Offer, we are required to complete the Merger (as defined below) as soon as practicable following consummation of the Offer, but in no event later than the first (1st) business day after the satisfaction or waiver of the conditions to the Merger, unless otherwise agreed by the Company, Parent and Purchaser. Upon completion of the Merger, the Company will become an indirect wholly owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the Nasdaq Global Select Stock Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $15.50 per Share in cash, without interest, subject to any applicable withholding taxes. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the holder of record of your Shares and you directly tender your Shares to us (through the Depositary (as defined below)) in the Offer, you will not be obligated to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult such institutions as to whether any service fees or commissions will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of December 23, 2025 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, after which the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined in Section 5 –“Certain Material U.S. Federal Income Tax Consequences of the Offer”). See Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger (including for Non-U.S. Holders (as defined in that section)).

The U.S. federal, state, local and foreign income and other tax consequences to holders or beneficial owners of equity awards participating in the Merger with respect to such equity awards are not discussed herein, and such holders or beneficial owners of equity awards are strongly encouraged to consult their own tax advisors regarding such tax consequences. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $2.22 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Parent expects to fund the Offer and the Merger using cash on hand and borrowings at prevailing effective rates under Parent’s commercial paper program. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that there have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn, prior to the Expiration Date (as defined below) that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Shares outstanding as of the time of the expiration of the Offer.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) to tender your Shares in the Offer. The term “Expiration Date” means February 9, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that, subject to the parties’ respective termination rights under the Merger Agreement:

(i)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

(ii)

Purchaser shall extend the Offer from time to time for any period required by any applicable Law, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer; and

(iii)

if, as of any-then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company delivered at or prior to such Expiration Date, Purchaser shall extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (as set forth in the Company’s extension request), in order to permit such Offer Condition to be satisfied.

However, in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 7 of the Merger Agreement and (y) the End Date (as defined in the Merger Agreement); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

The “End Date” means June 23, 2026; provided, that the End Date may be extended by either Parent or the Company (upon written notice to the other Party prior to the initial End Date) until September 21, 2026 if any of the Regulatory Conditions (as defined below in Section 15 – “Conditions of the Offer”) are still outstanding as of the initial End Date; provided, further, that the End Date may be further extended by either Parent or the Company upon written notice to the other Party prior to such extended End Date until December 20, 2026 if any of the Regulatory Conditions are still outstanding as of such extended End Date.

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

No. The Merger Agreement provides that there will not be a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by one minute following 11:59 P.M., Eastern Time, on the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition being satisfied;

•	the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated;

•	the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”);

•

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and

•	the condition that there has not been a “Material Adverse Effect” (as described in Section 11) with respect to the Company that is continuing since December 23, 2025.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Offer Expiration Time. If you hold your Shares as the registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Offer Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate Offer Price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments without interest and less applicable tax withholdings to tendering stockholders whose Shares have been accepted for payment.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until one minute following 11:59 P.M., Eastern Time, on the Expiration Date. In addition, if we have not accepted your Shares for payment by March 13, 2026 (the 60th day after the date of commencement of the Offer), you may withdraw them at any time after that date until we accept your Shares for payment. See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Board of Directors of the Company?

Yes. The Company Board has unanimously: (a) determined that entry into the Merger Agreement and the consummation of the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) determined that the Merger shall be governed by and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer and the Merger are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Company Board.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We are required to complete the Merger as soon as practicable following consummation of the Offer, unless otherwise agreed in writing by the Company, Parent and Purchaser. Once the Merger takes place, the Company will be an indirect wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation that would be entitled to vote on the merger (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly owned subsidiaries of any of the foregoing);

•

following the consummation of the tender offer, the acquiring corporation owns at least such percentage of stock of such constituent corporation that, absent Section 251(h) of the DGCL, would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•

each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for payment in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and no temporary restraining order, preliminary or permanent injunction or other order by any Governmental Body (as defined in Section 11 – “The Merger Agreement”) of competent jurisdiction that prevents the consummation of the Merger is in effect, and no applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body directly prohibits, or makes illegal the consummation of the Merger, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), all of the then issued and outstanding Shares (other than Shares (a) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL or (b) irrevocably accepted by Purchaser for payment in the Offer) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes (the “Merger Consideration”).

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (A) you will be paid earlier if you tender your Shares in the Offer and (B) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and otherwise comply in all respects with the requirements for appraisal under Section 262 of the DGCL. See Section 17 – “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq, and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options (if any), restricted stock units and performance-based restricted stock units in the Offer and the Merger?

The Offer is being made only for Shares, and not for (a) outstanding options to purchase Shares (each, a “Company Stock Option”), (b) outstanding restricted stock units (each, a “Company RSU”) or (c) outstanding performance-based restricted stock units (each, a “Company PSU”) and together with Company Stock Options and Company RSUs, “Company Stock Awards”) in each case, granted under (i) the Company’s 2011 Equity Incentive Plan, (ii) the Company’s 2018 Equity Incentive Plan, (iii) the Company’s 2017 Inducement Award Plan or (iv) the Company’s 2021 Inducement Award Plan, each as amended. Holders of outstanding vested but unexercised Company Stock Options may participate in the Offer only if they first exercise such Company Stock Options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise. Holders of outstanding Company RSUs or Company PSUs may participate in the Offer only if such Company RSUs or Company PSUs are first settled in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and the Shares, if any, issued in connection with such settlement are tendered. Any such exercise or settlement should be completed sufficiently in advance of the Offer Expiration Time to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Pursuant to the terms of the Merger Agreement, as of the Effective Time, except as otherwise provided below for Company Stock Options, Company RSUs and Company PSUs granted in calendar year 2025, (a) each Company Stock Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will fully vest (in the case of performance-based Company Stock Options, assuming the attainment of the applicable performance-based vesting conditions at the percentage of target performance level specified in the Merger Agreement), be cancelled and entitle the holder to receive for each Share underlying such Company Stock Option a cash amount equal to the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Stock Option (without interest and less applicable tax withholdings); (b) each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and entitle the holder to receive a cash amount equal to the Merger Consideration for each Share underlying such Company RSU (without interest and less applicable tax withholdings) and (c) each Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and entitle the holder to receive a cash amount equal to the Merger Consideration for each Share underlying such Company PSU (without interest and less applicable tax withholdings) that would be issuable in settlement of such Company PSU assuming attainment of the applicable performance-based vesting conditions at the percentage of target performance level specified in the Merger Agreement. The foregoing treatment of the Company’s outstanding equity incentive awards will not apply to 50% of the unvested Company Stock Options, Company RSUs and Company PSUs that were granted in calendar year 2025 and Company RSUs granted in 2026 (if any) (in each case, excluding any equity incentive awards granted to non-employee directors) that are outstanding immediately prior to the Effective Time. Instead, such equity incentive awards will be cancelled and converted into cash-based awards based on the Merger Consideration less, in the case of Company Stock Options, the applicable exercise price per Share underlying such Company Stock Option. Each such converted cash-based award (and the right to payments in respect thereof) will be subject to the terms and conditions (including vesting, forfeiture and acceleration provisions) applicable to the corresponding equity incentive award immediately prior to the Effective Time, except (i) in the case of converted cash-based awards corresponding to equity incentive awards granted in 2025 (if any), such converted cash-based awards will vest and become payable on the date that is six months following the closing date of the Merger and (ii) in the case of such converted cash-based awards corresponding to equity incentive awards granted in 2026 (if any), such converted cash-based awards will vest and become payable on the date that is one year following the closing date of the Merger. Vesting of each such converted cash-based award is generally accelerated (on a prorated basis for converted cash-based awards corresponding to equity incentive awards granted in 2026) upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, prior to the applicable vesting date.

See Section 11 – “The Merger Agreement” for a more detailed description of the treatment of equity awards in connection with the Merger.

What is the market value of my Shares as of a recent date?

On December 22, 2025 the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $11.16 per Share. On January 9, 2026, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $15.41 per Share. We encourage you to obtain current market quotations for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends on the Shares.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

No.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares including beneficial owners immediately prior to the Effective Time who (a) did not tender their Shares in the Offer, (b) follow the procedures set forth in Section 262 of the DGCL and (c) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll free at (877) 750-0831. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Samba Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and, collectively, “Shares”), of Dynavax Technologies Corporation, a Delaware corporation (the “Company”), for $15.50 per Share, in cash, without interest, subject to any applicable withholding taxes (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2025 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, unless other agreed by the Company, Parent and Purchaser, as soon as practicable following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties), by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by stockholders of the Company who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (b) irrevocably accepted by Purchaser for payment in the Offer) will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement.”

Tendering stockholders who are the holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, as provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board has unanimously: (a) determined that the Merger Agreement and the consummation of the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

More complete descriptions of the Company Board’s reasons for recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, and for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information set forth in Item 4 under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among other conditions: (i) the Minimum Condition and (ii) the Regulatory Condition (as defined below in Section 15 – “Conditions of the Offer”). The “Minimum Condition” means that there have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn, prior to the Expiration Date (as defined below) that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), represents at least a majority of the Shares outstanding as of the time of the expiration of the Offer.

See Section 15 – “Conditions of the Offer.” There is no financing condition to the Offer.

The Company has advised Parent that at a meeting of the Company Board held on December 23, 2025, Centerview Partners LLC (“Centerview”) rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 23, 2025 to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Centerview, dated December 23, 2025, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex A-1 to the Schedule 14D-9. The opinion of Centerview does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The Company has further advised Parent that at a meeting of the Company Board held on December 23, 2025, Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 23, 2025 to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Goldman Sachs, dated December 23, 2025, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Goldman Sachs in connection with its opinion and is attached as Annex A-2 to the Schedule 14D-9. The opinion of Goldman Sachs does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer

Purchaser is offering to purchase all of the outstanding Shares at the Offer Price, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date pay for, all Shares validly tendered prior to one minute following 11:59 P.M., Eastern Time, on the Expiration Date (the “Offer Expiration Time”) and not validly withdrawn as described in Section 4 – “Withdrawal Rights.” The term “Expiration Date” February 9, 2026, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent time and date to which the Offer has been extended.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that, subject to the parties’ respective termination rights under the Merger Agreement:

(i)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

(ii)

Purchaser shall extend the Offer from time to time for any period required by any applicable Law, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer; and

(iii)

if, as of any-then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company delivered at or prior to such Expiration Date, Purchaser shall extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (as set forth in the Company’s extension request), in order to permit such Offer Condition to be satisfied.

However, in no event shall Purchaser: (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of the Merger Agreement in compliance with Section 7 of the Merger Agreement and (y) the End Date (as defined in the Merger Agreement); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

The “End Date” means June 23, 2026; provided that the End Date may be extended by either Parent or the Company upon written notice to the other Party prior to the initial End Date until September 21, 2026 if any of the Regulatory Conditions (as defined below in Section 15 – “Conditions of the Offer”) are still outstanding as of the initial End Date; provided, further, that the End Date may be further extended by either Parent or the Company upon written notice to the other Party prior to such extended End Date until December 20, 2026 if any of the Regulatory Conditions are still outstanding as of such extended End Date.

See Section 11 – “The Merger Agreement – Termination.”

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal

Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to increase the Offer Price, waive any Offer Condition and make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares, (F) change or waive the Minimum Condition, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Purchaser or Parent, Parent will promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Under certain circumstances described in the Merger Agreement, we also may terminate the Merger Agreement.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will irrevocably accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly (and in any event within one (1) business day) after the Offer Acceptance Time (as defined in Section 11 – “The Merger Agreement”). Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In the case of certificated Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal.

In the case of book-entry Shares, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal; or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. The term “Agent’s Message” means a message, transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” Under no circumstances will interest be paid on the Offer Price for the Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Certificates are submitted evidencing more Shares than are tendered, Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary prior to one minute after 11:59 p.m., Eastern Time, on the Expiration Date, and, in the case of a book- entry transfer, an Agent’s Message (as defined herein), in lieu of the Letter of Transmittal and such other documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Offer Expiration Time.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal: (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal.

See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Merger Agreement or this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon dealer, commercial bank, trust company when the Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, the terms of the Merger Agreement and the rights of holders of Shares to challenge such interpretation with respect to their Shares in a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Company Equity Awards. The Offer is being made only for Shares, and not for outstanding Company Stock Options, Company RSUs and Company PSUs (each as defined in Section 11 – “The Merger Agreement”) issued by the Company. Holders of outstanding vested but unexercised Company Stock Options may participate in the Offer only if they first exercise such Company Stock Options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender Shares issued upon such exercise. Holders of outstanding Company RSUs or Company PSUs may participate in the Offer only if such Company RSUs or Company PSUs are first settled in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and the Shares, if any, issued in connection with such settlement are tendered. Any such exercise or settlement should be completed sufficiently in advance of the Offer Expiration Time to assure the holder of such outstanding Share, Company Stock Option, Company RSU or Company PSU (as applicable) will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

See Section 11 – “The Merger Agreement” for additional information regarding the treatment of the Company Stock Options, Company RSUs and Company PSUs in the Merger.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares purchased in the Offer or exchanged in the Merger (currently at a rate of 24%). To avoid backup withholding, a U.S. stockholder or payee should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, that the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Failure to provide the information on the IRS Form W-9 may subject a stockholder to backup withholding on a payment pursuant to the Offer or the Merger for all Shares purchased from or exchanged by such stockholder and the IRS may impose penalties on such stockholder. Certain stockholders or payees (including, among others, certain corporations, certain non-resident foreign individuals and foreign entities) are not subject to these backup withholding and reporting requirements. An exempt U.S. stockholder or payee should indicate its exempt status on IRS Form W-9. Any exempt foreign stockholder or payee should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. A disregarded domestic entity that has a regarded foreign owner must use the appropriate IRS Form W-8, and not the IRS Form W-9. Information disclosed on an applicable IRS Form by a stockholder or payee may be disclosed to the local tax authorities of the foreign stockholder under an applicable tax treaty or an information exchange agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Each stockholder and payee should consult their tax advisors as to any qualification for exemption from backup withholding and the procedure for obtaining any such exemption.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn at any time after March 13, 2026 (the date that is 60 days after the date of the commencement of the Offer), if Purchaser has not accepted them for payment by that date.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the name of the registered owners and the serial numbers shown on such Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Offer Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer

The following discussion is a summary of certain material U.S. federal income tax consequences of the disposition of the Shares in the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of the Company. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder (“Treasury Regulations”) published rulings and administrative pronouncements of the IRS and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS.

The summary applies only to stockholders of the Company who hold their Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., stockholders that beneficially own (actually or constructively) more than 5% of the total fair market value of the Shares (except as specifically described below)), small business investment companies, S corporations, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, persons that accumulate earnings to avoid U.S. federal income tax, cooperatives, banks and certain other financial institutions, broker-dealers, insurance companies, tax-exempt organizations, governmental organizations, retirement plans, stockholders that are, or hold Shares through, partnerships (including entities or arrangements treated as partnerships) or other pass-through entities for U.S. federal income tax purposes, trusts, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, stockholders holding Shares that are part of a straddle, hedging, constructive sale, conversion or other integrated security transaction for U.S. federal income tax purposes, stockholders who properly exercise appraisal rights with respect to their Shares, stockholders who hold their Shares as “qualified small business stock” or “section 1244 stock,” and stockholders who received Shares in compensatory transactions (including pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation). The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed, nor are the effects of the Medicare contribution tax on net investment income, any alternative minimum tax or the special tax accounting rules in Section 451(b) of the Code. Important Note: If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax consequences that may apply to you.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to equity awards that are canceled and converted into the right to receive cash in connection with the Merger.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes. This summary uses the term “Non-U.S. Holder” to mean a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. Accordingly, partnerships or other entities treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Tax Consequences to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss would be long-term capital gain or loss, provided that the holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. In general, long-term capital gain recognized by certain non-corporate U.S. Holders is currently subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to certain limitations.

Tax Consequences to Non-U.S. Holders. Any gain recognized on the receipt of Offer Price pursuant to the Offer or the Merger by a Non-U.S. Holder will not be subject to U.S. federal income tax, unless: (i) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met; (ii) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or (iii) the Company is or has been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the Non-U.S. Holder’s holding period and the five-year period preceding the disposition, and, if the Shares are “regularly traded on an established securities market” (“regularly traded”), the Non-U.S. Holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time within such period, and certain other conditions are satisfied.

In the case of clause (i) of the preceding paragraph, gain generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty), which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States); provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. In the case of clause (ii) of the preceding paragraph, unless a tax treaty provides otherwise, gain will be subject to U.S. federal income tax at the rates generally applicable to a U.S. Holder (and such Non-U.S. Holder should generally provide an IRS Form W-8ECI). A Non-U.S. Holder that is a foreign corporation also may be subject to a 30% branch profits tax (or applicable lower treaty rate) with respect to gain recognized under clause (ii). In the case of clause (iii) of the preceding paragraph, although there can be no assurance in this regard, the Company does not believe that it is, and does not anticipate it becoming, a USRPHC. Further, so long as the Shares are considered to be regularly traded at any time during the calendar year, a Non-U.S. Holder generally will not be subject to tax on any gain recognized on the exchange of Shares pursuant to the Offer or the Merger, unless the Non-U.S. Holder owned (actually or constructively) more than 5% of the total outstanding Shares at any time during the applicable period described in clause (iii).

Non-U.S. Holders are urged to consult their tax advisors with respect to the particular U.S. federal, state, and local, or foreign tax consequences of the Offer and the Merger and the effect of any applicable tax treaties.

FATCA. Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. The Treasury Department has released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the Treasury Department stated that taxpayers generally may rely on the proposed regulations until final regulations are issued.

In general, no withholding under FATCA will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances.

Stockholders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on the disposition of Shares pursuant to the Offer and the Merger.

The tax discussion set forth above is included for general information only and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer and the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws and treaties. The U.S. federal income and other tax consequences to holders or beneficial owners of equity awards participating in the Offer or Merger with respect to such equity awards are not discussed herein and such holders or beneficial owners are strongly encouraged to consult their own tax advisors regarding such tax consequences.

6.	Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “DVAX.” The following table sets forth the high and low sale prices per Share for each quarterly period within the preceding fiscal year, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2025
First Quarter	$14.63	$11.81
Second Quarter	$13.03	$9.22
Third Quarter	$12.06	$9.20
Fourth Quarter	$15.49	$9.71

On December 23, 2025, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $11.13 per Share. On January 9, 2026, the last full day of trading before commencement of the Offer, the closing price of the Shares on Nasdaq was $15.41 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information regarding the Company. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company was incorporated in California on August 29, 1996 and was reincorporated in Delaware on March 26, 2001. The Company is a commercial-stage biopharmaceutical company developing and commercializing innovative vaccines to help protect the world against infectious diseases. Dynavax has two commercial products, HEPLISAV-B® vaccine [Hepatitis B Vaccine (Recombinant), Adjuvanted], which is approved in the U.S., the European Union and the United Kingdom for the prevention of infection caused by all known subtypes of hepatitis B virus in adults 18 years of age and older, and CpG 1018® adjuvant, currently used in HEPLISAV-B and multiple adjuvanted COVID-19 vaccines.

Dynavax Technologies Corporation

2100 Powell Street, Suite 720

Emeryville, CA 94608

The information contained in Section 6 – “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them) and other matters. Information concerning the Company’s directors and officers, their compensation and equity awards granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters will be available in the Schedule 14D-9. The SEC maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. The Company also maintains an Internet website at http://www.dynavax.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Persons

Purchaser is a Delaware corporation and an indirect wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating the acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions.

Upon consummation of the Merger, Purchaser will merge with and into the Company and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation and an indirect wholly owned subsidiary of Parent. The business address and business telephone number of Purchaser are as set forth below:

Samba Merger Sub, Inc.

450 Water Street

Cambridge, Massachusetts 02141

+ 33 1 53 77 40 00

Parent is a French société anonyme. Parent is dedicated to supporting people through their health challenges. Parent is a global biopharmaceutical company focused on human health. Parent prevents illness with vaccines, provides innovative treatments to fight pain and ease suffering. Parent stands by the few who suffer from rare diseases and the millions with long-term chronic conditions. The business address and business telephone number of Parent are as set forth below:

SANOFI

46, avenue de la Grande Armée

75017 Paris, France

+ 33 1 53 77 40 00

The summary information set forth in this Section 8 is qualified in its entirety by reference to Parent’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, and five-year employment history of each director and executive officer of Purchaser and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser or Parent or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As of January 12, 2026, Parent does not own, directly or indirectly, any Shares.

Except as set forth in Schedule I to, or elsewhere in, this Offer to Purchase: (i) none of Purchaser, Parent, or, to the best knowledge and belief of Purchaser and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the other persons listed in Schedule I to this Offer to Purchase has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent or, to the best knowledge and belief of Purchaser and Parent after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent, their subsidiaries or, to the best knowledge and belief of Purchaser and Parent after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC. Parent also maintains an Internet website at http://www.sanofi.com. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Parent’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

9.	Source and Amount of Funds

The Offer is not subject to any financing condition. We estimate that we will need approximately $2.22 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger, and to pay related fees and expenses. Parent, or one of Parent’s controlled affiliates, will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement. Parent expects to fund such cash requirements from its cash on hand and borrowings at prevailing effective rates under Parent’s commercial paper program. We have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with the Company

As a part of Parent’s ongoing evaluation of its business and strategic opportunities, the Strategic Committee of Parent’s board of directors and members of senior management of Parent regularly evaluate a variety of potential licensing, partnering, research and development, collaboration and strategic acquisition transactions with third parties, including companies that have developed products in clinical areas that complement or further Parent’s product portfolio and strategic plan, such as the Company.

On December 12, 2024, Ryan Spencer, the Company’s Chief Executive Officer, held a call with Parent’s Executive Vice President, Vaccines, (“Parent’s EVP, Vaccines”) at Parent’s request. During the call, Parent’s EVP, Vaccines stated that Parent was interested in potentially exploring an acquisition of the Company and asked if the Company would be willing to engage in discussions. Mr. Spencer stated that he would discuss Parent’s interest with the Company Board.

On January 14, 2025, Mr. Spencer and other members of the Company’s senior management met with Parent’s EVP, Vaccines, Parent’s Global Head of M&A, and other representatives of Parent at the J.P. Morgan Healthcare Conference and provided a high level overview of the Company’s business. Following this meeting, representatives of Parent indicated that Parent remained interested in pursuing a potential acquisition of the Company and requested that the Company provide a management presentation to Parent under a confidentiality agreement to address certain high priority diligence focus areas.

On January 24, 2025, the Company and an affiliate of Parent executed the Confidentiality Agreement (as defined below) (replacing a prior confidentiality agreement between the parties which had been executed in June 2023 to facilitate ordinary course business development discussions), which included a one-year standstill provision but did not prevent Parent from making a confidential proposal to the Company Board and contained a provision that would terminate the standstill if the Company entered into a definitive agreement with a third party for a change of control transaction or sale of all or substantially all the Company’s assets.

On January 27, 2025, members of the Company’s senior management gave a management presentation to representatives of Parent at Parent’s offices in New Jersey.

Following the meeting, representatives of Parent indicated that Parent would be presenting the potential transaction to an internal committee in early February and would have an update regarding its level of interest in pursuing an acquisition following that meeting.

On February 11, 2025, Mr. Spencer and Parent’s EVP, Vaccines had a call at Parent’s request during which Parent’s EVP, Vaccines indicated that Parent’s internal committee had expressed support for continuing to pursue a potential acquisition of the Company, and that the next step would be to review the potential acquisition with the transaction committee of Parent’s board of directors in mid-March. Mr. Spencer indicated that the Company did not intend to make available further non-public due diligence information to Parent unless and until Parent submitted an acquisition proposal.

On March 17, 2025, Mr. Spencer and Parent’s EVP, Vaccines had a call at Parent’s request during which Parent’s EVP, Vaccines indicated that Parent’s board of directors was supportive of pursuing an acquisition of the Company and that Parent would provide an acquisition proposal in April, with a target deal announcement in June. Parent’s EVP, Vaccines also stated that Parent’s Chief Executive Officer would like to meet with Mr. Spencer in May during Parent’s Chief Executive Officer’s scheduled trip to San Francisco.

On May 2, 2025, Mr. Spencer and Parent’s EVP, Vaccines had a call at Parent’s request during which Parent’s EVP, Vaccines stated that Parent remained interested in pursuing an acquisition of the Company, but indicated that Parent’s timeline for submitting an acquisition proposal was now uncertain given the current macro and biopharmaceutical industry environment and other competing strategic priorities for Parent.

On May 16, 2025, Mr. Spencer met with Parent’s Chief Executive Officer in San Francisco at Parent’s request. During the meeting, Mr. Spencer and Parent’s Chief Executive Officer discussed the strategic rationale for a potential transaction and Parent’s Chief Executive Officer indicated that Parent remained interested in the Company but did not commit to any specific timetable for making an acquisition proposal.

Also on May 16, 2025, in connection with the Company’s search for a partner for its shingles program, a representative of Parent held a call with Andrew Davis, the Company’s Chief Business Officer, to indicate interest in a potential partnership involving the Company’s shingles program if a whole-company acquisition did not occur. From this time through October 29, 2025, Mr. Davis and this representative of Parent had a number of discussions regarding a potential partnership involving the Company’s shingles program.

In late August 2025, following the Company’s release of top-line data for its shingles product candidate, the Company resumed its partnering process for its shingles product candidate. Parent was subsequently afforded access to a limited data room containing non-public due diligence information relating to the shingles program. Parent indicated an interest in pursuing an acquisition of the Company beyond the potential shingles partnership.

On September 9, 2025, Mr. Spencer and Parent’s EVP, Vaccines had a call at Parent’s request during which Parent’s EVP, Vaccines congratulated Mr. Spencer on the recent shingles data and stated that Parent remained interested in pursuing an acquisition of the Company, reviewed the key outstanding internal governance processes that remained to be completed by Parent before it would be prepared to make a proposal and indicated that Parent was targeting the 4th quarter of 2025 for an acquisition proposal. Mr. Spencer reiterated that the Company was executing on its standalone strategy and that Parent was included, among other parties, in a potential partnership process relating to the ex-U.S. rights to the Company’s shingles program.

On September 19, 2025, members of the Company’s management held a call with representatives of Parent to review the Company’s recently released data from its shingles program.

On December 2, 2025, Mr. Spencer and Parent’s EVP, Vaccines had a call at Parent’s request during which Parent’s EVP, Vaccines reviewed the terms of a non-binding proposal to acquire the Company that would be forthcoming that day. Parent’s EVP, Vaccines noted that speed was an important factor and that Parent would like to sign and announce the acquisition in the shortest time possible.

Shortly following the call, Parent’s Global Head of M&A sent Mr. Spencer a non-binding written proposal to acquire 100% of the outstanding shares of the Company for $14.40 per share in cash, subject to confirmatory due diligence, internal approvals and negotiation and execution of definitive agreements.

On December 4, 2025, Mr. Spencer and Parent’s Global Head of M&A held a call at Mr. Spencer’s request during which Mr. Spencer rejected the December 2nd proposal, delivering feedback including that the Company would be willing to provide a confidential business update to Parent in order to assist Parent with providing a revised proposal, subject to execution of an amendment to the existing Confidentiality Agreement to extent the standstill restriction and employee non-solicitation provisions. Parent’s Global Head of M&A expressed interest and stated his expectation that Parent would be prepared to submit a revised proposal on December 9th assuming the management presentation was held on December 8th, and reiterated Parent’s strong desire to sign by December 22nd.

Later that day, representatives of Parent sent the Company a list of high priority diligence topics to be covered in the management presentation.

On December 5, 2025, the parties to the Confidentiality Agreement executed an amendment to the Confidentiality Agreement extending the standstill and non-solicitation restrictions until December 5, 2026.

On December 8, 2025, members of the Company’s senior management gave a management presentation to representatives of Parent.

On December 9, 2025, Parent’s Global Head of M&A sent Mr. Spencer a revised non-binding written proposal to acquire 100% of the outstanding shares of the Company for $15.00 per share in cash. The revised proposal otherwise reiterated the other terms set forth in the December 2nd proposal, and Parent’s Global Head of M&A indicated Parent’s desire to move rapidly to an announcement and that if an agreement with the Company could not be reached, Parent would look to move on to other external opportunities it was evaluating.

Later on December 9, 2025, representatives of the Company’s financial advisors held a call with Parent’s Global Head of M&A, during which they made the counterproposal of $16.00 per Share in cash authorized by the Board, and indicated that if Parent accepted this price, the Company would agree to enter into exclusive negotiations with Parent through December 25th, with a goal of announcing a transaction on December 22nd.

On December 10, 2025, Parent’s Global Head of M&A sent Mr. Spencer a revised non-binding written proposal, which Parent characterized as its final proposal, to acquire 100% of the outstanding shares of the Company for $15.50 per share in cash. The proposal otherwise reiterated the other terms set forth in the December 2nd proposal.

Later on December 10, 2025, Mr. Spencer confirmed to Parent’s Global Head of M&A via email that the Board had agreed to proceed with the transaction on the terms proposed in the December 10th proposal and indicated that the Company would provide a draft merger agreement to Parent by end of day on December 11th.

Later on December 10, 2025, representatives of Parent sent a draft exclusivity agreement to the Company. From that time through its execution on December 11, 2025, representatives of the Company, Cooley LLP, legal advisor to the Company (“Cooley”), Parent and Weil, Gotshal & Manges LLP (“Weil”), legal advisor to Parent, negotiated the terms of the exclusivity agreement.

Also on December 11, 2025, Parent was given access to a virtual data room.

Later on December 11, 2025, representatives of Cooley sent representatives of Weil a draft merger agreement, and the Company and Parent executed the Exclusivity Agreement (as defined below) providing for an exclusivity period through 11:59 p.m., New York time, on December 25, 2025, subject to early termination in certain specified circumstances.

From this time through the execution of the Merger Agreement, Parent and its representatives engaged in confirmatory due diligence with respect to the Company, including through reviewing a virtual data room maintained by the Company and the Company’s financial advisors, on behalf of the Company, participating in a number of calls with subject matter expert representatives of the Company’s management and for the intellectual property call, the Company’s outside patent counsel, submitting questions and data requests through a due diligence tracker and engaging in a site visit to the Company’s manufacturing facility in Germany.

On December 15, 2025, representatives of Weil sent representatives of Cooley a revised draft merger agreement, which among other matters increased the termination fee payable by the Company in certain circumstances from 2% of transaction equity value to 4% and reduced the reverse termination fee payable by Parent in certain circumstances from 7% to 5%. From that time through the execution of the Merger Agreement, the parties negotiated the terms of the merger agreement, exchanged a number of drafts thereof and held a number of related discussions.

On December 17, 2025, Mr. Spencer and Parent’s Global Head of M&A had a call at Mr. Spencer’s request to discuss transaction status and timing. During the call, the parties agreed to continue seeking to sign and announce a transaction by December 24th and discussed open items in due diligence and in the merger agreement.

Also on December 17, 2025, representatives of Cooley sent a draft of the Company disclosure letter to representatives of Weil. From that time through the execution of the Merger Agreement, the parties negotiated the terms of the Company disclosure letter and exchanged a number of drafts thereof.

On December 19, 2025, Mr. Spencer, Mr. Davis and Parent’s Global Head of M&A had a call to discuss open items in due diligence and the transaction documents and the potential timeline for announcement.

Later that day, following Mr. Spencer’s consultation with Scott Myers, Chairman of the Board, Mr. Spencer and Parent’s Global Head of M&A had a call during which Mr. Spencer informed Parent’s Global Head of M&A that he had received an unsolicited email from the Chief Executive Officer of a third party (“Party A”) stating that Party A was working on an all-cash offer at a competitive premium for the Company, but that Party A would likely need more time to submit a formal offer. Mr. Spencer did not disclose the identity of Party A.

On December 23, 2025, following Mr. Spencer’s consultation with Mr. Myers, Mr. Spencer and Parent’s Global Head of M&A had a call during which Mr. Spencer notified Parent’s Global Head of M&A of the receipt of a proposal from Party A and the terms thereof (without disclosing the identity of Party A). Mr. Spencer indicated that based on the feedback of a subset of the Company Board, the Company was prepared to proceed to signing later that day, although he would need to discuss with the full Company Board. On the call, Parent’s Global Head of M&A indicated that Parent did not intend to increase its proposal in response to Party A’s proposal, but that Parent was committed to progressing to a signing later that day.

Later on December 23, 2025, representatives of the parties executed the Merger Agreement.

On December 24, 2025, and before the opening of trading on Nasdaq, Parent and the Company each issued press releases announcing the execution of the Merger Agreement.

11.	The Merger Agreement; Other Agreements

The following summary of the material provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 – “Certain Information Concerning the Company.” Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual information about Parent, Purchaser or the Company or the Transactions contained in public reports filed by Parent or the Company with the SEC. Such information can be found elsewhere in this Offer to Purchase. The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on December 23, 2025. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company with the SEC on December 29, 2025, are incorporated herein by reference as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), and are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures in the confidential disclosure letter delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement, and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including this Offer to Purchase, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 12, 2026, as well as in the Company’s other public filings.

The Offer

Principal Terms of the Offer

The Offer. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15 – “Conditions of the Offer” (each, an “Offer Condition” and collectively, the “Offer Conditions”). Subject to the satisfaction of the Minimum Condition and the satisfaction (or waiver) of the other Offer Conditions, the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, irrevocably accept for payment, and pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer promptly (and in any event within one (1) business day) after the Offer Acceptance Time (as defined below). Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer will occur on or about February 10, 2026, following the Expiration Date, unless one or more Offer Conditions is not satisfied as of such Expiration Date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement (as further described below). Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Purchaser or Parent, Parent will promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

The time at which Purchaser first accepts for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition is referred to herein as the “Offer Acceptance Time.” Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except if the Merger Agreement is terminated pursuant to its terms.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of the Company, Purchaser will not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements to the Offer in addition to the Offer Conditions;

•

amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions,

•	change or waive the Minimum Condition or the Regulatory Condition;

•	except as required or permitted by the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date; or

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that:

(i)

Purchaser must extend the Offer from time to time for any period required by any applicable law, any interpretation or position of the SEC or its staff or Nasdaq or its staff, in each case, applicable to the Offer;

(ii)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, and if permitted by the Merger Agreement and under any applicable laws, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and

(iii)

if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company delivered at or prior to such Expiration Date, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, in order to permit such Offer Condition to be satisfied.

However, Purchaser is not required to extend the Offer beyond the earliest to occur of (x) a valid termination of the Merger Agreement and (y) the End Date (such date, the “Extension Deadline”), and Purchaser will not extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

Offer Conditions

The Offer Conditions are described in Section 15 – “Conditions of the Offer”.

Schedule 14D-9 and Board Recommendation

The Merger Agreement provides that as promptly as practicable on the Offer Commencement Date, following the filing by Parent and Purchaser of the Schedule TO, the Company will file with the SEC and disseminate to holders of Shares, to the extent required by applicable federal securities laws and regulations, including Rule 14d-9 under the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 that reflects the Company Board Recommendation (unless the Company Board has effected a Change of Board Recommendation in accordance with the Merger Agreement) and includes a notice of appraisal rights in accordance with Section 262(d)(2) of the DGCL.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that, as soon as practicable following consummation of the Offer and upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, and the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation of the Merger. The Merger will be governed by Section 251(h) of the DGCL and, assuming the conditions to the Merger have been satisfied or waived, will be effected as soon as practicable following consummation of the Offer, but in no event later than the first (1st) business day after the satisfaction or waiver of the conditions to the Merger (or on such other date, time or place is agreed to in writing by the Company, Parent and Purchaser).

The certificate of incorporation and the bylaws of the Surviving Corporation will be amended and restated as of the Effective Time to conform to the forms previously agreed to by the parties.

Under the Merger Agreement, as of immediately after the Effective Time, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction of the following conditions: (i) no temporary restraining order, preliminary or permanent injunction or other order by any Governmental Body (as defined in Section 11 – “The Merger Agreement”) of competent jurisdiction that prevents the consummation of the Merger is in effect, and no applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body directly prohibits, or makes illegal the consummation of the Merger, subject to the parties’ performance of their efforts obligations; and (ii) Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all Shares validly tendered pursuant to the Offer and not validly withdrawn.

The Offer Conditions are described in Section 15 – “Conditions of the Offer.”

Conversion of Capital Stock at the Effective Time

At the Effective Time, by virtue of the Merger and without further action: (i) each Share held in the treasury of the Company (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or owned by the Company or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time will be cancelled without consideration; (ii) each Share held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent will be cancelled without consideration; (iii) each Share irrevocably accepted for purchase in the Offer will be cancelled without any additional consideration; (iv) each other Share outstanding immediately prior to the Effective Time (other than Dissenting Shares) will be converted into the right to receive the Offer Price (without interest and less applicable tax withholdings); and (v) each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Surrender of Shares; Stock Transfer Books

Promptly after the Effective Time, the Paying Agent will mail or otherwise provide to former record holders of certificated and certain book-entry Shares appropriate transmittal materials with instructions to surrender their Certificates or Book-Entry Shares in exchange for the Merger Consideration. With respect to book-entry positions held through DTC, settlement will occur through customary DTC procedures established with the

Paying Agent. At the close of business on the closing date of the merger, the stock transfer books of the Company with respect to the Shares will be closed, and thereafter there will be no further registration of transfers of Shares.

Appraisal Rights

Holders of Shares who comply with the applicable requirements of Section 262 of the DGCL will be entitled to appraisal rights, and Dissenting Shares will be cancelled at the Effective Time in exchange for the right to receive payment of the fair value of such Shares in accordance with Section 262, and will not receive the Offer Price unless such holders fail to perfect, withdraw or lose their appraisal rights.

Treatment of Company Equity Awards in the Merger

The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

•

(a) each Company Stock Option that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time, other than 50% of unvested Company Stock Options (excluding Company Stock Options granted to non-employee directors) granted during the 2025 calendar year (each such Company Stock Option, a “Converted Option”), will fully vest (in the case of performance-based Company Stock Options, assuming attainment of the applicable performance-based vesting conditions at the percentage of target performance level specified in the Merger Agreement) be cancelled and entitle the holder to receive for each Share underlying such Company Stock Option a cash amount equal to the excess of (x) the Merger Consideration over (y) the exercise price payable per Share under such option (without interest and less applicable tax withholdings) (the “Option Consideration”) and (b) each Converted Option that is outstanding immediately prior to the Effective Time will be cancelled and converted into a cash-based award which will entitle the holder thereof to receive an amount in cash equal to the Option Consideration. Each such converted cash-based award (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) applicable to the corresponding Converted Option immediately prior to the Effective Time, provided that such converted cash-based award will vest and become payable on the date that is six (6) months following the closing date of the Merger. Vesting of each such converted cash-based award is accelerated upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, prior to such vesting date.

•

(b) each Company RSU that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time, other than 50% of unvested Company RSUs granted during the 2025 calendar year and any Company RSUs granted during the 2026 calendar year, if any (in each case, excluding Company RSUs granted to non-employee directors) (each such Company RSU, a “Converted RSU”), will be cancelled and entitle the holder to receive a cash amount equal to the Merger Consideration for each Share issuable in settlement of such Company RSU (without interest and less applicable tax withholdings) (the “RSU Consideration”) and (b) each Converted RSU that is outstanding immediately prior to the Effective Time will be cancelled and converted into a cash-based award which will entitle the holder thereof to receive an amount in cash equal to the RSU Consideration. Each such converted cash-based award (and the right to payment in respect thereof) will be subject to the same terms and conditions (including vesting, forfeiture and acceleration provisions) applicable to the corresponding Converted RSU immediately prior to the Effective Time, provided that (i) in the case of converted cash-based awards corresponding to Converted RSUs granted in 2025, such converted cash-based awards will vest and become payable on the date that is six (6) months following the closing date of the Merger and (ii) in the case of converted cash-based awards corresponding to Converted RSUs granted in 2026, such converted cash-based award will vest and become payable on the date that is one year following the closing date of the Merger. Vesting of each such converted cash-based award is accelerated (on a prorated basis for converted cash-based awards corresponding to Converted RSUs granted in 2026) upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, prior to the applicable vesting date.

•

(c) each Company PSU that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time, other than 50% of Company PSUs that were granted during the 2025 calendar year (each such Company PSU, a “Converted PSU”), will be cancelled and entitle the holder to receive a cash amount equal to the Merger Consideration for each Share (without interest and less applicable tax withholdings) that would be issuable in settlement of such Company PSU assuming attainment of the applicable performance-based vesting conditions at the percentage of target performance level specified in the Merger Agreement (without interest and less applicable tax withholdings) (the “PSU Consideration”) and (b) each Converted PSU that is outstanding immediately prior to the Effective Time, will be cancelled and converted into a cash-based award which will entitle the holder thereof to receive an amount in cash equal to the PSU Consideration. Each such converted cash-based award (and the right to payment in respect thereof) will be subject to the terms and conditions (including vesting (other than the performance-based vesting conditions), forfeiture and acceleration provisions) applicable to the corresponding Converted PSU immediately prior to the Effective Time, provided that such converted cash-based award will vest and become payable on the date that is six (6) months following the closing date of the Merger. Vesting of each such converted cash-based award is accelerated upon the holder’s termination of service with Parent or any of its affiliates without “cause,” including due to death, prior to such vesting date.

Treatment of Stock Plans in the Merger

•

Prior to the Effective Time, the Company will take all actions necessary to terminate (i) the Company’s 2011 Equity Incentive Plan, (ii) the Company’s 2018 Equity Incentive Plan, (iii) the Company’s 2017 Inducement Award Plan or (iv) the Company’s 2021 Inducement Award Plan, each as amended, effective as of the Effective Time.

Treatment of Employee Stock Purchase Plan in the Merger

•

The Company will take all actions necessary to terminate the Company’s Amended and Restated 2014 Employee Stock Purchase Plan (the “ESPP”) and all outstanding rights thereunder, effective as of the day prior to the Effective Time, and to effectuate the treatment of the ESPP as contemplated by the Merger Agreement. The offering or purchase period under the ESPP that would be in effect as of the Effective Time (the “Final Offering Period”) will terminate no later than the day immediately prior to the Effective Time (and if the closing of the Merger will occur before the end of any ongoing offering period in existence under the ESPP on the date of the Merger Agreement, any such offering period (and purchase period thereunder) will be shortened so that a new purchase date occurs no later than the last business day prior to the Effective Time), and the Company will cause the exercise date applicable to the Final Offering Period to accelerate and occur on the termination date of the ESPP with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the ESPP at the end of the Final Offering Period will thereupon be used to purchase whole Shares under the terms of the ESPP for such offering period, which Shares will be canceled at the Effective Time in exchange for the right to receive the Merger Consideration following the purchase of the Shares, and the Company will return to each participant the funds, if any, that remain in such participant’s account after such purchase. The Company will take all actions necessary to ensure that between the date of the Merger Agreement and the Effective Time (a) no new participants may commence participation in the ESPP, (b) no current participant in the ESPP may increase his or her rate of contribution under the ESPP and (c) no new offering period will commence after the date of the Merger Agreement.

Adjustments to the Offer Price

The Merger Agreement provides that if, between December 23, 2025 (the “Agreement Date”) and the Offer Acceptance Time (for the Offer) or the Effective Time (for the Merger), the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price and the Merger Consideration, as applicable, will be appropriately adjusted to provide the same economic effect as prior to such event.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to:

•	organization; corporate power; authorization; existence of subsidiaries of the Company;

•	certificate of incorporation and bylaws;

•	capitalization;

•	the Company’s ownership of its subsidiaries;

•	SEC filings; financial statements;

•	Absence of certain developments;

•	title to assets;

•	real property;

•	intellectual property;

•	data protection; company systems;

•	contracts;

•	liabilities;

•	compliance with law;

•	regulatory matters;

•	certain business practices;

•	governmental authorizations;

•	governmental contracts;

•	tax matters;

•	employee matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	authority; binding nature of agreement;

•	Section 203 of the DGCL;

•	merger approval;

•	non-contravention; consents;

•	opinion of financial advisors; and

•	engagement of financial advisors.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any fact, event, occurrence, effect, change, development or circumstance (each, an “Effect”) that has had a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect:

•	any Effect affecting any industries in which the Acquired Companies (as defined in the Merger Agreement) operate;

•	economic, legislative, regulatory or political conditions or conditions in any securities, credit, financial or other capital markets, in each case in the United States or any other country or region;

•	any Effect arising directly or indirectly from or otherwise relating to changes in interest rates, inflation rates, tariffs or fluctuations in the value of any currency;

•	any Effect in general regulatory, legislative or political conditions in the United States or any other country of region in the world;

•

any act of terrorism, war, civil unrest, national or international calamity, weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, pandemic or epidemic or any other similar event (and any escalation or worsening of any of the foregoing);

•	any change in, or any compliance with or action taken for the purpose of complying with, any laws or GAAP or interpretation of any laws or GAAP;

•

any change in the market price, credit rating or trading volume of the Company’s stock or other securities or any change affecting the ratings or the ratings outlook for the Company (provided that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect);

•

any Effect arising out of or relating to the announcement, execution, pendency or performance of the Merger Agreement and the Transactions, including (A) any action taken (or not taken) by the Acquired Companies that is required to be taken (or not taken) pursuant to the Merger Agreement, or is consented to by Parent (including the failure of any Acquired Company to take any action which it is prohibited from taking under the Merger Agreement if the Company seeks Parent’s consent to take such action and Parent fails to grant such consent), (B) any action taken by Parent or its Affiliates to obtain any Consent from any Governmental Body to the consummation of the Offer, the Merger and the other Transactions, and, in each case, the result of any such actions, (C) any claim or Legal Proceeding arising out of or related to the Merger Agreement or the Transactions, (D) any change in customer, supplier, distributor, employee, financing source, stockholder, regulatory, partner or similar relationships of the Acquired Companies resulting therefrom or (E) any Effect that arises out of or relates to the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates (as defined in the Merger Agreement);

•

any failure by the Company to meet any internal or external projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect);

•	any Effect resulting or arising from Parent’s or Purchaser’s breach of the Merger Agreement;

•

any Effect arising from any requirements imposed by any Governmental Body as a condition to obtaining approval or expiration of any waiting period under the HSR Act or other Antitrust and FDI Laws (as defined in the Merger Agreement) with respect to the Transactions, including the Offer and the Merger;

•

(A) regulatory, manufacturing or clinical Effects resulting directly or indirectly from any nonclinical or clinical studies sponsored by the Company or any competitor of the Company, results of meetings with the United Sates Food and Drug Administration (“FDA”) or other Governmental Body (including any communications from any Governmental Body in connection with such meetings), or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to the Company’s or any competitor’s product candidates, (B) the determination by, or the delay of a determination by, the FDA or any other Governmental Body, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s or any competitor’s product candidates, (C) FDA or other Governmental Body approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of the Company’s products or product candidates, or any guidance, announcement or publication by the FDA or other Governmental Body relating to any product candidates of the Company or any competitor, or (D) any manufacturing or supply chain disruptions or delays in manufacturing validation affecting products or product candidates of the Company or developments relating to reimbursement, coverage or payor rules with respect to any product or product candidates of the Company or the pricing of products; provided, however that nothing in this bulleted section will apply to any Effect to the extent such Effect results in HEPLISAV-B being withdrawn from the market in the United States, in which case such Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect;

•	the availability of or cost of equity, debt or other financing to Parent or Purchaser; or

•	any matters disclosed in the confidential disclosure letter to the Merger Agreement and any Effect related thereto.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	organization and corporate power;

•	ownership of Purchaser;

•	authorization; binding nature of agreement;

•	non-contravention; consents;

•	disclosure;

•	absence of litigation;

•	funds;

•	ownership of shares;

•	competitive holdings;

•	brokers and other advisors; and

•	reliance on representations.

Certain of Parent’s representations and warranties contained in the Merger Agreement are qualified as to “materiality” or “Parent Material Adverse Effect.”

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement (or in any instrument delivered pursuant to the Merger Agreement) survive the Merger.

Covenants

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (a) as required or otherwise contemplated under the Merger Agreement, (b) or as required by applicable laws or the extent necessary to comply with contractual obligations, (c) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned or (d) as set forth in the confidential disclosure letter to the Merger Agreement, the Company will, and will cause of its Subsidiaries to, (i) use its commercially reasonable efforts to conduct in all material respects its business and operations in the ordinary course, (ii) use its commercially reasonable efforts to maintain its existence in good standing pursuant to applicable law; properties, Contracts licenses and business organizations and (y) preserve the current relationships with material customers, vendors, distributors, partners, lessors, licensors, creditors and other Persons with which the Company and its Subsidiaries have material business relations; provided, that (1) no action by the Company to the extent addressed by the subject matter of any of the subclauses of Section 5.2(b) of the Merger Agreement shall constitute a breach of Section 5.2(a), and (2) any failure to take any action prohibited by Section 5.2(b) shall not be deemed a breach of Section 5.2(a).

The Company has further agreed that, during the Pre-Closing Period, except (a) as required or otherwise contemplated under the Merger Agreement, (b) or as required by applicable laws or the extent necessary to comply with contractual obligations, (c) with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned or (d) as set forth in the confidential disclosure letter to the Merger Agreement, the Company shall not and shall not permit any of its subsidiaries to:

•

(A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Shares) or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, other than: (1) repurchases or reacquisitions of Shares outstanding as of the Agreement Date pursuant to the Company’s right (under written commitments in effect as of the Agreement Date) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of the Employee Plan evidencing any such Company Stock Award (in effect as of the Agreement Date) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by the Company; (3) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Stock Awards outstanding on the Agreement Date as required by the terms of the Employee Plan evidencing any such Company Stock Award (as in effect as of the Agreement Date); (4) the exercise of the Capped Call Transactions (as defined below) in accordance with the terms thereof; or (5) in connection with the conversion or maturity of the Convertible Notes (as defined below) pursuant to the terms of the applicable Convertible Notes Indenture (as defined below);

•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber, dispose of, or authorize the issuance, sale, delivery, pledge, transfer, encumbrance, disposition or grant by the Company (other than pursuant to agreements in effect as of the Agreement Date) of (A) any capital stock, equity interest or other security of the Company or any of its Subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or any of its Subsidiaries or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security of the Company or any of its subsidiaries (except that the Company may (1) take any action required to issue Shares as required to be issued upon the settlement of Company RSUs or Company PSUs, and the exercise of Company Stock Options or pursuant to purchase rights under the ESPP, in each case, as required by the terms of the ESPP or the Employee Plan evidencing any such Company Stock Award, (2) the exercise of the Capped Call Transactions in accordance with the terms thereof; or (3) in connection with the conversion or maturity of the Convertible Notes pursuant to the terms of the applicable Convertible Notes Indenture);

•

except as required by the express terms of any Employee Plan (as defined in the Merger Agreement) as in effect on the Agreement Date or as required to comply with applicable laws, (i) establish, adopt, enter into, terminate or amend any Employee Plan (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the Agreement Date), (ii) take any action (or commit to take any action) to amend or waive any rights under, or accelerate the vesting, funding, or payment of any compensation or benefits under, any provision of any of any Employee Plans (or any plan, program, arrangement, practice, policy or agreement that would be an Employee Plan if it were in existence on the Agreement Date) or otherwise, (iii) grant (or commit to grant) any current or former Company Associate (as defined in the Merger Agreement) an increase in compensation, bonuses or other benefits (including severance or termination pay) or (iv) grant or pay (or commit to grant or pay) any cash incentive or equity or equity-based awards, or amend or modify the terms of any outstanding equity or equity-based awards, in each case, under any Employee Plan or otherwise (except that the Company: may change the title of its employees or promote employees in the ordinary course of business), provided that such changes in title or promotion do not involve increases in the applicable employee’s compensation other than in the ordinary course of business and commensurate with similarly situated employees of the Company;

•

(A) enter into (1) any change-of-control agreement with any current or former Company Associate or (2) any retention agreement with any current or former Company Associate, (B) enter into (1) any employment, severance or other agreement with any current or former Company Associate or (C) hire or engage any employee or individual independent contractor with an annual compensation in excess of $150,000 or terminate any employee or individual independent contractor with an annual base salary greater than $150,000 other than for cause;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws (or similar organizational or governing documents);

•	form any subsidiary or branch, acquire any equity interest in any other entity (including by merger) or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•

make or authorize any capital expenditure except (A) in the ordinary course of business or in amounts not in excess of the Company’s capital expenditure budget made available to Parent or (B) capital expenditures that do not exceed $2,000,000 in the aggregate during any fiscal year;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or fail to renew, permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material encumbrance (other than an encumbrance permitted under the Merger Agreement) any material right or other material asset or property (except, in the case of any of the foregoing (A) in the ordinary course of business (including entering into non-exclusive license agreements and materials transfer agreements in the ordinary course of business), (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of any Acquired Company and (C) as provided for in subsection (viii));

•

except with respect to any intercompany arrangements, (A) incur any indebtedness in excess of $1,000,000 in the aggregate, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for short-term Indebtedness incurred in the ordinary course of business or (B) repurchase, prepay or refinance any Indebtedness in an amount greater than $1,000,000 in the aggregate per calendar year;

•

other than in the ordinary course of business, (A) enter into any contract that would constitute a “Material Contract” (as defined in the Merger Agreement) if it had been in effect on the Agreement Date or (B) amend or modify in any material respect, or voluntarily waive or release any material rights under, any Material Contract (other than expirations at the end of the term of such contract);

•

forgive any loans or make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) advances for employee expenses in the ordinary course of business or intercompany loans solely between Acquired Companies, (B) the extension of trade credit in the ordinary course of business or (C) loans, advances, capital contributions or investments in persons representing non-controlling minority interests of less than five percent (5%) of the total outstanding share capital of such person;

•

(A) make, rescind or change any material tax election, (B) change any annual tax accounting period or change any material method of tax accounting, (C) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. law), tax allocation agreement or tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to taxes) relating to or affecting any tax liability of the Company or its subsidiary, (D) settle or compromise, or otherwise resolve, any material tax liability assessment or other material tax liability, (E) file any amended income or other material tax Return, (F) surrender any right to claim a refund, offset, or other reduction in a material tax liability, (G) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to the Company or its subsidiary (other than pursuant to automatic extensions of the due date, not more than seven (7) months), for filing a tax return obtained in the ordinary course of business of, (H) request any ruling or similar guidance with respect to taxes of the Acquired Companies, or (I) agree to any final “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provision of state, local, or non-U.S. law) with respect to taxes of the Acquired Companies;

•

make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities, or results of operations of the Acquired Companies except insofar as required by (A) GAAP, (B) Regulation S-X under the Securities Act or other applicable Law or (C) by any Governmental Body or quasi-governmental authority, including the Financial Accounting Standards Board or any similar organization;

•

commence any legal proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to any such legal proceeding prior to commencement thereof); or (C) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby or to otherwise enforce the terms of the Merger Agreement or any other agreements contemplated hereby;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than (A) any legal proceeding relating to a breach of the Merger Agreement or any other agreements contemplated hereby, (B) a settlement that results solely in a monetary obligation involving only the payment of monies by the Acquired Companies (net of recoveries under insurance policies or indemnity obligations) of not more than $5,000,000 in the aggregate or (C) a settlement that results in no monetary obligation of an Acquired Company or an

Acquired Company’s receipt of payment; provided, that no such settlement may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of any Acquired Company;

•

negotiate, modify, extend, or enter into any collective bargaining agreement or other agreement with any labor organization, works council, or similar labor organization (“Collective Bargaining Agreement”) or recognize or certify any labor union, labor organization, works council, or group of employees of the Acquired Companies as the bargaining representative for any employees of the Company (except to the extent required by applicable laws);

•

implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would reasonably be expected to require advance notice under the WARN Act;

•	adopt or implement any stockholder rights plan or similar arrangement;

•

waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor of the Acquired Companies;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company; or

•

enter into any new material line of business (it being understood that commencement of preclinical or clinical studies in compliance with the Merger Agreement shall not be deemed to constitute a new line of business) or enter into any agreement, arrangement or commitment that materially limits or otherwise materially restricts any Acquired Company, including following the Effective Time, Parent and its affiliates (other than, in the case of Parent and its affiliates, due to the operation of Parent’s or its affiliates’ own Contracts) following the Closing, from engaging or competing in any line of business or in any geographic area;

•

(A) commence any clinical study of which Parent has not been informed prior to the date of the Merger Agreement, (B) unless mandated by any regulatory authority or Governmental Body, discontinue, terminate or suspend any ongoing clinical study or (C) except as required by applicable laws, as determined in good faith by the Company, discontinue, terminate or suspend any ongoing IND-enabling preclinical study, in each case with respect to clauses (A)-(C), without first providing reasonable prior notice to Parent;

•

(A) abandon, surrender or fail to timely pay any application, issuance, registration or renewal fees that fall due in respect of any Company Registration (as defined in the Merger Agreement) included in the Company Owned IP (as defined in the Merger Agreement) or any Company Registration included in the Company Exclusively Licensed IP (as defined in the Merger Agreement) for which an Acquired Company has responsibility for prosecution and maintenance activities (other than for immaterial or obsolete Intellectual Property Rights (as defined in the Merger Agreement)), or fail to diligently prosecute (in accordance with all requirements regarding the duty of disclosure, candor and good faith) in the ordinary course of the business any applications for the foregoing; provided, in each case, that the foregoing shall not be construed to prohibit ordinary course prosecution actions, including amending, or agreeing to amend, the scope of a claim of a pending patent application within any such Company Registration, or, solely to the extent the Company provides Parent with reasonable advance written notice and a reasonable opportunity to consult with the Company in respect thereto, filing a terminal disclaimer with respect to or abandoning a claim of a pending patent application within any such Company Registration in favor of a related claim contained in another patent application filed by such Acquired Company that would constitute a Company Registration included in the applicable Company Owned IP or Company Exclusively Licensed IP; (B) enter into any agreements which require any Acquired Company to pay any material royalty or make any other material payment as a condition to using or exploiting any Company Owned IP and Company Exclusively Licensed IP, other than in the ordinary and usual course of business; or (C) fail to take reasonable security and other measures, including measures against unauthorized disclosure, to protect and maintain the secrecy, confidentiality, and value of any Acquired Company’s confidential information, including by disclosing to any third party any of the Acquired Company’s confidential information, except in the ordinary course of business and on the basis that such information is to be treated as confidential; or

•

authorize any of, or agree or commit to take, any of the foregoing actions. Neither Parent nor Purchaser, directly or indirectly, has the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions hereof, complete control and supervision of the operations of the Acquired Companies.

No Solicitation

During the period beginning on the Agreement Date through Closing, the Company will not, and will cause its subsidiaries not to, and will direct its Representatives (as defined in the Merger Agreement) not to: (a) initiate, solicit, or knowingly facilitate or knowingly encourage any Acquisition Proposal (as defined below) or any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information relating to the Acquired Companies, with respect to any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or (c) enter into any letter of intent, acquisition agreement, agreement in principal or similar agreement providing for an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (each, a “Company Acquisition Agreement”).

In addition, as soon reasonably practicable after the Agreement Date, the Company will (i) terminate access by any third party (other than Parent and its Representatives) to any physical or electronic data room relating to any Acquisition Proposal and (ii) deliver a written notice to each person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal within the twelve (12) months preceding the execution of the Merger Agreement requesting the prompt return or destruction of all confidential information previously furnished to any person. The Company agrees that in the event any director or officer of the Company, or any other Representative of the Company acting at the direction of any such director or officer, takes any action which, if taken by the Company, would constitute a breach of the non-solicitation obligations set forth in the Merger Agreement, the Company shall be deemed to be in breach of such obligations.

For purposes of the Merger Agreement:

•

The term “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any:

•

acquisition or exclusive license of or partnership, collaboration or revenue sharing arrangement with respect to, assets of the Company equal to 20%) or more of the fair market value of the Company’s assets or to which 20% or more of the Company’s revenues or earnings are attributable,

•	issuance or acquisition of 20% or more of the outstanding Shares (on an as converted to common basis),

•

recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares (on an as converted to common basis) or

•

merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares (on an as converted to common basis) or 20% or more of the aggregate voting power of the Company, the surviving entity or the resulting direct or indirect parent of the Company or the surviving entity, in each case other than the Transactions.

•

The term “Superior Proposal” shall mean a bona fide written Acquisition Proposal providing for a transaction or series of related transactions that the Company Board (or committee thereof) determines in its good faith judgment, after consultation with its outside legal counsel and its financial advisors, (a) is reasonably likely to be completed in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant and (b) if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacities as such) from a financial point of view than the Transactions; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “75%;” and

•

The term “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that (i) is in effect as of the execution and delivery of the Merger Agreement or (ii) entered into after the execution and delivery thereof and contains confidentiality and non-use and other provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement (A) need not contain any standstill or similar provision and (B) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its non-solicitation obligations under the Merger Agreement.

Notwithstanding the restrictions described above or any other provisions in the Merger Agreement, if at any time prior to the Offer Acceptance Time the Company or any of its Representatives receives written Acquisition Proposal from any person or group of persons, which was made or renewed after the execution of the Merger Agreement, the Company and its Representatives may:

•

contact and engage in discussions with the person or group making the Acquisition Proposal to clarify the terms and conditions of such Acquisition Proposal, request that any oral Acquisition proposal be provided in written form or inform such person or group of the terms of the Merger Agreement; and

•

if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and the failure to take such action would reasonably be expected to be inconsistent with fiduciary duties of the Company Board under applicable law, then the Company and its Representatives may (A) enter into an Acceptable Confidentiality Agreement or furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Acquired Companies to the person or group of persons who has made such Acquisition Proposal and their respective Representatives and financing sources; provided, that the Company shall promptly provide to Parent any material non-public information concerning the Acquired Companies that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and their respective Representatives and financing sources, including soliciting the submission of a revised Acquisition Proposal.

Prior to Closing, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit an Acquisition Proposal being made to the Company if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law.

In addition, the Company must:

•

promptly (and in any event within one (1) business day) notify Parent if any inquiries, proposals or offers that would reasonably be expected to lead to an Acquisition Proposal are received by any Acquired Company (as defined in the Merger Agreement) or any of its Representatives during the Pre-Closing Period;

•	provide Parent a copy of any written Acquisition Proposal received by the Company and a summary of the material terms and conditions of any oral Acquisition Proposal; and

•	keep Parent reasonably informed of any material developments regarding any Acquisition Proposal on a prompt basis.

Change of the Company Board Recommendation

As described above, and subject to the provisions described below, the Company Board has unanimously resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” Unless the Company Board has made a Change of Board Recommendation (as defined below), the Company Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, the Company Board or the Company, as applicable, may not:

•

(a) withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or qualify (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation;

•	(b) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal; or

•	(c) fail to include the Company Board Recommendation in the Schedule 14D-9

(any action described in the foregoing clauses (a), (b) or (c) is referred to as a “Company Adverse Change Recommendation”); or

•

(d) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement).

However, notwithstanding the foregoing, at any time prior to the Offer Acceptance Time, in the event that the Company receives a bona fide written Acquisition Proposal that has not been withdrawn and did not result from a material breach of Section 5.4(b) of the Merger Agreement, and the Company Board determines, after consultation with the Company’s financial advisors and outside legal counsel, is a Superior Proposal, the Company Board may:

•	make a Company Adverse Change Recommendation; or

•	authorize the Company to terminate the Merger Agreement to enter into a company acquisition agreement with respect to the Superior Proposal.

Additionally, at any time prior to the Offer Acceptance Time, the Company Board or a committee thereof may make a Change of Board Recommendation (an “Acquisition Proposal Change of Board Recommendation”) if and only if:

•	the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable laws;

•

the Company shall have given Parent prior written notice of its intention to make a Company Adverse Change Recommendation or terminate the Merger Agreement at least five (5) business days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) (which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); and

•

(x) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal, in accordance with the Merger Agreement, (y) the Company shall have given Parent four (4) business days (the “Match Period”) after delivery of the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Acquisition Proposal would cease to constitute a Superior Proposal and shall have made itself and its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) during the Match Period with respect to such proposed revisions or other proposal, if any, and (z) after considering the terms of the Merger Agreement and any binding written proposals (which continue to remain able to be accepted by the Company) made by Parent, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period, the Company Board shall have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement would be inconsistent with the fiduciary duties of the Company Board under applicable Laws.

The above will also apply to any material amendment to the financial terms of any applicable Superior Proposal with respect to an alternative acquisition termination and an Acquisition Proposal Change of Board Recommendation, and will require a revised Determination Notice, except that the Match Period shall be deemed to be two (2) business days.

Finally, at any time prior to the Offer Acceptance Time, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if:

•

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so in the manner contemplated by the Merger Agreement would be reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable laws;

•

the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation (which notice describes the Change in Circumstance in reasonable detail and which notice, or the public disclosure thereof, shall not constitute a Company Adverse Change Recommendation); and

•

(1) the Company shall have given Parent three (3) business days after the delivery of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) during such three business day period with respect to such proposed revisions or make other proposals such that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, if any, and (2) after considering the terms of the Merger Agreement and any binding written proposals made by Parent, if any, prior to 11:59 p.m. Eastern Time on the fourth (4th) business day following delivery of the Determination Notice, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would still reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Laws.

For purposes of the Merger Agreement, a “Change in Circumstance” means any event, occurrence, fact, development or change in circumstances that materially affects the business, assets or operations of the Company

(other than any event, occurrence, fact or change primarily resulting from a material breach of the Merger Agreement by the Company) that was neither known to the Company Board nor reasonably foreseeable as of or prior to the Agreement Date, which event, occurrence, fact or change becomes known to the Company Board prior to the Offer Acceptance Time, other than (i) changes in the Company common stock price, in and of itself (however, the underlying reasons for such changes may constitute a Change in Circumstances), (ii) any Acquisition Proposal or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute a Change in Circumstances).

None of the provisions described above under “ – Acquisition Proposals” or elsewhere in the Merger Agreement will prohibit the Company or the Company Board from (nor shall any of the following constitute a Company Adverse Change Recommendation) (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable Laws (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (iv) electing to take no position with respect to an Acquisition Proposal until the close of business on the tenth (10) business day after the commencement of such Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act, (v) informing any Person of the existence of certain related provisions contained in the Merger Agreement, (vi) making any disclosure to the stockholders of the Company (including regarding the business, financial condition or results of operations of the Company) that the Company Board has determined to make in good faith, it being understood that any such statement or disclosure made by the Company Board must be subject to the terms and conditions of the Merger Agreement or (vii) making a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of the Merger Agreement with respect thereto.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

Pursuant to the Merger Agreement, each of the parties has agreed to use its, and to cause its respective subsidiaries and affiliates to use their, respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable legal requirements to consummate the Offer, the Merger and the other Transactions as promptly as possible and, in any event, by or before the End Date. The parties have agreed to, or to cause their respective affiliates, if applicable, to, (i) promptly, but in no event later than fifteen (15) business days after the date hereof (or such later date as may be agreed in writing between antitrust counsel for each party), make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; and (ii) promptly, but in no event later than fifteen (15) business days after the Agreement Date, make all other filings, notifications or other consents as may be required to be made or obtained by such Party under Antitrust and FDI Laws (as defined in the Merger Agreement) in those jurisdictions identified in the confidential disclosure letter to the Merger Agreement, which contains the list of the only jurisdictions where filing, notification, expiration or termination of a waiting period or consent or approval is a condition to Closing.

Each of the parties has also agreed to use its respective reasonable best efforts to (a) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry by a Governmental Body or third party before a Governmental Body, (b) give each other prompt notice of any request, inquiry, investigation or legal proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, (c) promptly and regularly keep each other informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (d) promptly inform each other of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or legal proceeding, (e) promptly furnish to the other party copies of documents, communications or materials provided to or received from any Governmental Body and promptly furnish to the other party copies of documents and material details of any oral communications in connection with any such request, inquiry, investigation, action or legal proceeding, subject to certain requirements listed in the Merger Agreement, to the extent reasonably required in order to (i) remove references to valuation of the Company or the identity of alternative acquirers, (ii) comply with existing contractual arrangements, or (iii) protect attorney-client privilege, (f) to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation or legal proceeding and (vii) except as may be prohibited by any Governmental Body or by any applicable law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions. Each party will respond as promptly as practicable to requests for information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by substantially complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials, including any “second request” under the HSR Act, received by any party or any of their respective subsidiaries from any Governmental Body in connection with such applications or filings for the Offer or Merger under applicable antitrust laws.

Parent agrees that it shall not, and shall not permit any of its controlled affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, licensing, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation, license or purchase or other transaction or action would reasonably be expected to materially delay, impede or prevent the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The parties agreed to promptly take, and cause its controlled affiliates to take, any and all actions reasonably necessary to cause the prompt expiration or termination of any applicable waiting period, including (i) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, intellectual property, product lines, service lines, or businesses of the Company and its Affiliates, (ii) terminating existing relationships, contractual rights or obligations of the Company and its Affiliates, (iii) terminating any venture or other arrangement of the Company and its Affiliates, (iv) creating any relationship, contractual rights or obligations of the Company and its Affiliates, (v) effectuating any other change or restructuring of the Company and its Affiliates and (vi) otherwise taking or committing to take any actions with respect to the businesses, product lines, assets, contractual rights, intellectual property, product lines, or service lines of the Company and its Affiliates; provided, that in no event will anything in the Merger Agreement require Parent, the Company, or any of their respective subsidiaries and affiliates, to take, or agree to take, any such actions unless all actions collectively are not reasonably likely to be material to the business, operations, condition (financial or otherwise) or results of operations of the Company and its subsidiary, taken as a whole; and provided further, that under no circumstances will Parent or any of its affiliates (which, for the avoidance of doubt, shall not include the Company or any of its subsidiaries for this purpose) be required to take any of the foregoing actions with respect to their respective assets, businesses, relationships, contractual rights, obligations or arrangements.

The parties also agreed to oppose and defend through litigation or another Legal Proceeding on the merits any claim asserted in court or another venue by any Person, including any Governmental Body, under Antitrust and FDI Laws in order to avoid entry of, or to promptly have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing.

Each party has also agreed to use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any contracts to which it is a party as may be necessary for the consummation of the Transactions or required by the terms of any contract as a result of the execution, performance, or consummation of the Transactions (except that in no event will the Company or any of its subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such contract).

Access to Information

During the Pre-Closing Period, upon reasonable advance notice to the Company, the Company will and will cause its Representatives (as defined in the Merger Agreement) to: provide Parent and Parent’s Representatives with reasonable access to the Company’s properties, offices, books and records, Contracts, commitments and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of the Merger Agreement or any sale process preceding the execution and delivery of the Merger Agreement), in each case as Parent reasonably requests solely for purposes of furthering the consummation of the Transactions, subject to customary exceptions.

Employee Benefits and Compensation

During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (or, if earlier, until the date of termination of employment of the applicable Continuing Employee), Parent will provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) (each, a “Continuing Employee”) during such period: (i) a base salary (or base wages, as the case may be) and target annual cash incentive opportunities (expressed as a percentage of base salary), which is no less favorable than the base salary (or base wages, as the case may be) and target cash annual incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time; (ii) health, welfare and retirement benefits (excluding any post-employment health and welfare benefits and defined benefit pension plans) that are no less favorable in the aggregate to the health, welfare and retirement benefits (excluding any post-employment health and welfare benefits and defined benefit pension plans) provided to such Continuing Employee immediately prior to the Effective Time; and (iii) severance pay and benefits that are no less favorable than the severance pay and benefits provided to such Continuing Employee immediately prior to the Effective Time as set forth in the confidential disclosure letter to the Merger Agreement. Without limiting the foregoing:

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Each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels (including levels of benefits under Parent’s and/or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent and/or the Surviving Corporation’s health and welfare benefit plans and arrangements in which such Continuing Employee is eligible to participate following the Effective Time, with respect to his or her length of service with the Company (and its predecessors) prior to the Effective Time to the same extent such service credit was taken into account under the corresponding Employee Plan in which such Continuing Employee participated immediately prior to Effective Time, provided that the foregoing will not result in the duplication of benefits or to benefit accrual under any pension plan.

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With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

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For purposes of any health or welfare benefit plan of Parent and/or the Surviving Corporation in which Continuing Employees are eligible to participate, Parent will use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods did not apply under the corresponding Employee Plan in which such employees participated prior to the Effective Time and (ii) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, copayments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company (and its predecessors) under applicable Employee Plans for the plan year in which the Effective Time occurs to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding Employee Plan of the Company.

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If annual bonuses in respect of the Company’s 2025 fiscal year have not been paid prior to the Closing Date, Parent will, or will cause the Surviving Corporation to and instruct its Affiliates to, pay each Continuing Employee a 2025 annual bonus in an amount equal to the annual bonus to which such Continuing Employee would be entitled based on the Company’s actual performance under the applicable bonus arrangements of the Company in effect as of the Agreement Date, with such bonus payments to be made no later than the second payroll date following the Closing Date.

Upon the request of Parent in writing at least ten (10) Business Days prior to the Closing Date, effective as of the day immediately preceding the Closing and contingent upon the Closing, the Company will (i) take any and all necessary actions to terminate any Employee Plans that are intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plans”), (ii) provide Parent with a copy of any and all resolutions or other corporate action (the form and substance of which shall be subject to prior reasonable review and comment by Parent, which comments shall be considered by the Company in good faith) evidencing that any such plans will be terminated effective as of no later than the day immediately preceding the Closing and (iii) prior to and conditioned upon termination of any such plans, authorize through corporate resolution any and all necessary amendments to the plan documents to effect such terminations, fully vest affected participants, and comply with all requirements of applicable Law as of the effective date of such terminations; provided, that, the Company shall not take any further steps to effect any such plan terminations prior to the Closing. If Parent requests that the Company terminate the Company 401(k) Plan, Parent will, or will cause its Affiliates to, have in effect one or more defined contribution plans that qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (collectively, the “Parent 401(k) Plan”) that will, as of the Closing Date, permit participation for the Continuing Employees, credit all service that was credited under the Company 401(k) Plan for purposes of the eligibility, vesting and match eligibility requirements of the Parent 401(k) Plan, provide for tax-deferred contributions pursuant to Section 401(k) of the Code and for the 90-day period following the Closing Date, accept elective direct rollovers of the Continuing Employees’ accounts (including any loans) under the Company 401(k) Plan.

Prior to making any written or broad-based oral communications to any current or former Company Associate pertaining to compensation or benefit matters described in the Merger Agreement or to compensation or benefits that will be provided by Parent or an Affiliate thereof following Closing (in each case other than (i) communications that are consistent in all material respects with information previously publicly released by the Parties or (ii) communications previously reviewed by Parent that are provided to the same group of Company Associates as the prior communication), the Company will provide Parent with a copy of the intended communication, Parent will have a reasonable period of time to review and comment on the communication, and the Company will consider any such comments in good faith.

The Merger Agreement does not confer upon any person (other than the Company and Parent) any rights with respect to the employee matters provisions of the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance

All rights to indemnification, advancement of expenses, and exculpation in favor of individuals who are, or have been, directors or officers of the Company for acts and omissions occurring prior to the Effective Time, as set forth in the Company’s certificate of incorporation and bylaws (as in effect on the Agreement Date) and any written indemnification agreements in effect on the Agreement Date, will survive the Merger. These rights will not be amended, repealed, or otherwise modified in a manner adverse to such individuals and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent permitted under Delaware (or other applicable) law for six (6) years from the Effective Time. Any claim made within that six-year period remains subject to these protections until it is finally resolved.

From the Effective Time until the sixth anniversary thereof, Parent will cause the Surviving Corporation and their respective successors and assigns to indemnify and hold harmless each such current and former director and officer against all losses, claims, damages, liabilities, fees, expenses, judgments, and fines arising out of the fact that the person is or was a director or officer of the Company at or prior to the Effective Time, including matters relating to the Transactions, whether asserted before, at, or after the Effective Time. During this period, the Surviving Corporation will, to the fullest extent permitted by law, advance reasonable and documented out-of-pocket expenses (including reasonable and documented attorneys’ fees) incurred in connection with indemnifiable matters within 15 days after receipt of a written request, subject to an undertaking to repay if a final, non-appealable judgment determines the individual is not entitled to indemnification.

From the Effective Time until the sixth anniversary thereof, the Surviving Corporation will maintain the Company’s existing directors’ and officers’ liability insurance policy for the benefit of covered individuals with respect to pre-Effective Time acts and omissions on terms (including coverage, deductibles, and amounts) no less favorable than the existing policy, or purchase a six-year “tail” policy effective as of the Effective Time. In no event will the Surviving Corporation be required to spend in any one year more than 300% of the current annual premium; if premiums exceed that amount, the Surviving Corporation will obtain the greatest coverage available for a cost equal to such cap.

If Parent, the Surviving Corporation, or any of their respective successors or assigns consolidates with or merges into another entity and is not the surviving entity, or transfers all or substantially all of its properties and assets, Parent will ensure that the applicable successor or assign (or Parent, at Parent’s option) assumes these indemnification and insurance obligations.

These indemnification and insurance provisions survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger. They are intended for the benefit of, and are enforceable by, the covered current and former directors and officers and their respective successors, assigns, and heirs, and are in addition to any other rights to indemnification or contribution they may have. Unless required by applicable law, these provisions may not be amended, altered, or repealed after the Offer Acceptance Time in a manner adverse to any such individual without that person’s prior written consent.

Stockholder Litigation

The Company has agreed to notify Parent of litigation against the Company or any of its directors or officers relating to the Merger Agreement or the Transactions. The Merger Agreement provides that Parent will have the right to participate in the defense of any such litigation, the Company will consult with Parent regarding the defense of any such litigation, and the Company will not settle or compromise any such litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed, or conditioned.

Convertible Notes and Capped Call Transactions

The Company shall use reasonable best efforts to (i) take all actions necessary in accordance with the terms of the indentures (the “Convertible Notes Indentures”) governing the Company’s 2.50% Convertible Senior Notes due 2026 (the “2026 Convertible Notes”) and 2.00% Convertible Senior Notes due 2030 issued pursuant to the 2030 (the “2030 Convertible Notes” and, together with the 2026 Convertible Notes, the “Convertible Notes”) including the giving of any notices that may be required in connection with any repurchases or conversions of Convertible Notes occurring as a result of the Merger and the other transactions contemplated by the Merger

Agreement constituting a “Fundamental Change” or “Make-Whole Fundamental Change” as such terms are defined in the Convertible Notes Indentures, (ii) prepare any supplemental indentures required in connection with the Merger and the other transactions contemplated by the Merger Agreement and the consummation thereof to be executed and delivered to the Trustee at or prior to the Effective Time, in form and substance reasonably satisfactory to the Trustee and Parent, and (iii) deliver any opinions of counsel required to be delivered at or prior to the Effective Time and any officer’s certificates or other documents or instruments, as may be necessary to comply with all of the terms and conditions of the Convertible Notes Indentures in connection with the Merger and the other transactions contemplated by the Merger Agreement.

Prior to the Effective Time, the Company will use its reasonable best efforts to cooperate with Parent to enter into arrangements with the counterparties of the Company’s letter agreements related to call options on the shares of Company common stock, dated as of May 10, 2021 by and between the Company and each applicable counterparty, together with any related side letters of other ancillary documents (as may be amended, restated or otherwise modified from time to time) (the letter agreements together, the “Capped Call Documentation” and the transactions contemplated by the Capped Call Documentation, the “Capped Call Transactions”) entered into in connection with the issuance of the Convertible Notes to exercise, settle, cancel, unwind, or otherwise terminate the Capped Call Transactions as of the closing date of the Merger, and to enter into any documents required to effect the foregoing. The settlement of any amounts payable pursuant to such actions will be subject to the mutual agreement of Parent, the Company and the documentation related to such capped calls. The Company will not modify, transfer or terminate any Capped Call Transactions without the written consent of Parent (it being understood that such limitations shall not apply to any modification, adjustment or termination made unilaterally by any counterparty to a capped call transaction pursuant to the terms of the documentation to the applicable capped call or conditioned on termination or abandonment of the Merger Agreement). Prior to the Effective Time, the Company has given permission to Parent and its representatives to initiate and engage in discussions and negotiations with each counterparty to any Capped Call Transaction regarding the settlement of such Capped Call Transaction at or promptly following the Effective Time and the terms of such settlement, provided that the Company and its counsel will have a right to participate in such discussions and negotiations.

Takeover Laws

If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters

The Company, and the Company Board (or committee thereof), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Approval of Compensation Actions

Prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the Compensation Committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the

Company that are effective as of the Agreement Date pursuant to which compensation is paid to such officer, director or employee. The Company will also take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting and Deregistration

Prior to the Closing Date, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Termination

The Merger Agreement may be terminated, and the Offer and the Merger may be abandoned, under any of the following circumstances:

•	by mutual written consent of Parent and Company at any time prior to the Offer Acceptance Time;

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by either Parent or the Company if a court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action that is final and nonappealable; provided, however, that none of Parent, Purchaser or the Company may terminate the Merger Agreement if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such Party at or prior to the Effective Time (a “Permanent Injunction Termination”);

•	by Parent at any time prior to the Offer Acceptance Time, if the Company Board (or a committee thereof) makes and has not withdrawn a Company Adverse Change Recommendation;

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by either Parent or the Company if the Offer Acceptance Time has not occurred on or prior to the End Date; provided that the End Date may be extended by either Parent or the Company upon written notice to the other party prior to the initial End Date until September 21, 2026 if any of the Regulatory Conditions are still outstanding as of the initial End Date; provided, further, that the End Date may be further extended by either Parent or the Company upon written notice to the other party prior to such extended End Date until December 20, 2026 if any of the Regulatory Conditions are still outstanding as of such extended End Date; provided, however, that none of Parent, Purchaser or the Company may terminate the Merger Agreement if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party;

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by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”) with respect to such Superior Proposal and concurrently pays, or causes to be paid, the Termination Fee in accordance with the Merger Agreement;

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by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of the Company has occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I of the Merger Agreement would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within 30 days of the date Parent gives the Company notice of such breach or failure to perform; provided, however, that, Parent will not have the right to terminate the Merger Agreement if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation under the Merger Agreement;

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by the Company at any time prior to the Offer Acceptance Time, if a breach by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, has not commenced to have been cured within 30 days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company will not have the right to terminate the Merger Agreement if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

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by the Company if Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement, other than to the extent resulting from a material breach by the Company of the Merger Agreement, or if Purchaser has failed to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) when required to do so in accordance with the terms of the Merger Agreement.

If the Merger Agreement is terminated, it will be void and of no effect and there will be no liability on the part of any party (or any of its Representatives), except that (a) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and the Company, will survive such termination, and (b) except in a circumstance where the Termination Fee (as defined below) or the Reverse Termination Fee (as defined below) is paid, no such termination will relieve any person of any liability for damages resulting from actual and intentional fraud under the laws of the State of Delaware by a party to the Merger Agreement in any representation or warranty of such party in the Merger Agreement (provided, under no circumstances will “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, or other fraud or torts to the extent such other fraud or torts are based on recklessness or negligence) or any material breach of any covenant or agreement set forth in the Merger Agreement prior to of its valid termination that is a consequence of an intentional act or intentional failure to act undertaken by any officer, director, employee or agent of a breaching party with actual knowledge that such officer, director, employee or agent of the breaching party’s act or failure to act would or would reasonably be expected to result in or constitute a breach of the Merger Agreement (in the case of agents, only to the extent such agent is acting on the breaching party’s behalf). Nothing will limit or prevent any party from exercising any rights it may have to specific performance in lieu of terminating the Merger Agreement pursuant to the terms of the Merger Agreement.

Termination Fees

Except as described below, each party will bear its own fees and expenses incurred in connection with the Merger Agreement and the Transactions, whether or not the Offer and the Merger are consummated.

The Company has agreed to pay Parent a termination fee of $77,849,503 in cash (the “Termination Fee”) in the event that:

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(i) the Merger Agreement is terminated by the Company pursuant to an acceptance of a Superior Proposal and entry into a binding written definition acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a Superior Proposal Termination;

•	(ii) the Merger Agreement is terminated by Parent if the Company Board (or a committee thereof) makes and has not withdrawn a Company Adverse Change Recommendation; or

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(iii) (a) the Merger Agreement is terminated pursuant to the Offer Acceptance Time not having occurred on or prior to the End Date or pursuant to certain other specified termination rights (and, in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement), (b) any person has publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to the applicable termination event (and such Acquisition Proposal has not been publicly withdrawn prior to the applicable time specified therein) and (c) within twelve (12) months after such termination, the Company enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (provided, that, for purposes of clause (c) of this provision, references to “20%” in the definition of Acquisition Proposal will be substituted for “80%”).

Any payment of the Termination Fee required to be made (i) pursuant to the foregoing clause (i) will be paid on the date the applicable definitive agreement is executed (or, if executed on a non-business day, the next business day), (ii) pursuant to the foregoing clause (ii) will be paid within two (2) business days after such termination and (iii) pursuant to the foregoing clause (iii) in accordance with the final bullet point above will be paid within two (2) business days after entry into the definitive agreement referenced therein. The Company will not be required to pay the Termination Fee more than once.

Parent has agreed to pay the Company a reverse termination fee of $116,774,254 in cash (the “Reverse Termination Fee”), promptly and in any event no later than two (2) business days after such termination, in the event that:

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Parent or the Company terminates the Merger Agreement after a court of competent jurisdiction or other Governmental Body has issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable, subject to the terms of the Merger Agreement (to the extent the underlying order or other action arises under the HSR Act or any other antitrust or foreign direct investment law); or

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(a) Parent or the Company terminates the Merger Agreement pursuant to the Offer Acceptance Time not having occurred on or prior to the End Date, (b) at the time of such termination, any condition related to antitrust or foreign direct investment law (including the Regulatory Condition as it relates to the HSR Act and any other antitrust or foreign direct investment law and the Offer Condition set forth in clause (e) of Annex I of the Merger Agreement) has not been satisfied and (c) all other Offer Conditions (other than those that by their nature are to be satisfied at the Offer Acceptance Time) have been satisfied or waived.

Parent will not be required to pay the Reverse Termination Fee more than once.

If paid, Parent’s and Purchaser’s receipt of the Termination Fee will constitute liquidated damages and the sole and exclusive remedy of Parent, Purchaser and their related parties in respect of the Merger Agreement, the Transactions or any matter forming the basis for such termination, and, if paid, the Company’s receipt of the Reverse Termination Fee will constitute liquidated damages and the sole and exclusive remedy of the Company and its related parties in respect of the Merger Agreement, the Transactions or any matter forming the basis for such termination; provided, that such remedies do not limit the rights of Parent, Purchaser or the Company to specific performance under certain circumstances pursuant to the Merger Agreement or in the case of the other party’s Fraud or Willful Breach (each as defined in the Merger Agreement).

Specific Performance

Parent, Purchaser and the Company have agreed that irreparable harm, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or if they otherwise breach such provisions. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise or the posting of a bond or undertaking, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Expenses

Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Other Agreements

Confidentiality Agreements

Parent and the Company entered into a Confidentiality Agreement, dated as of January 24, 2025 (the “Confidentiality Agreement”), in connection with a possible business transaction Parent and the Company subsequently entered into Amendment No. 1 to Confidentiality Agreement (the “First Confidentiality Amendment”), dated as of December 5, 2025. The Confidentiality Agreement included a customary twelve (12) month standstill provision for the benefit of the Company, and the First Confidentiality Amendment extended the standstill provision and the non-solicitation provision to expire on December 5, 2026. The standstill provision did not restrict Parent or its representatives from making confidential proposals to Dynavax’s Chief Executive Officer and included certain fallaway provisions in the event of the Company entering into a definitive agreement providing for a change of control transaction or the Company Board failing to recommend against, or recommending in favor of, a third party tender offer providing for a change of control transaction.

The foregoing summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Parent and the Company entered into a letter agreement, dated as of December 11, 2025 (the “Exclusivity Agreement”), pursuant to which the Company agreed to negotiate exclusively with Parent regarding an acquisition of the Company until the first to occur of (i) 11:59 p.m. (New York time) on December 25, 2025; (ii) the execution of a definitive agreement between the parties with respect to the proposed acquisition or (iii) the time that Parent proposed either any reduction in share purchase price or any material revision adverse to the Company to any other material terms in respect of the possible transaction between the parties from the terms provided to the Company in the “Revised Non-Binding Proposal” dated December 10, 2025. The Exclusivity Agreement also contemplated that, in the event that execution of a definitive agreement was not likely to occur prior to 11:59 p.m. (New York time) on December 25, 2025, the Company and Parent would meet to discuss in good faith a mutually agreeable extension of the exclusivity period, if any.

The foregoing summary and description of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(5) of the Schedule TO and incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the Offer, if consummated, would be the first step in Parent’s acquisition of the entire equity interest in the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter subject to the satisfaction and waiver of the other conditions to the Merger set forth in the Merger Agreement.

The Company Board has unanimously: (a) determined that the entry into the Merger Agreement and the consummation of the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (b) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (d) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Merger will be consummated in accordance with Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company

After completion of the Offer and the Merger, the Company will be an indirect wholly owned indirect subsidiary of Parent. In connection with Parent’s consideration of the Offer, Parent is developing a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to partially integrate the Company’s business into Parent. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

From and after the consummation of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Company as of immediately after the Effective Time.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving the Company (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any sale or transfer of a material amount of assets of the Company, (c) any material change in the Company’s capitalization, indebtedness or dividend policy or (d) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no vote of the Company’s stockholders will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as soon as practicable following consummation of the Offer, but in no event later than the first (1st) business day after the satisfaction or waiver of the conditions to the Merger (unless otherwise agreed by the Company, Parent and Purchaser), pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held indirectly by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the consummation of the Offer.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is required to occur as soon as practicable following consummation of the Offer, but in no event later than the first (1st) business day after the satisfaction or waiver of the conditions to the Merger, unless otherwise agreed by the Company, Parent and Purchaser), the Shares will no longer meet the requirements for continued listing on Nasdaq, and Parent will seek to cause the listing of Shares on Nasdaq to be discontinued as soon as the requirements for termination of the listing are satisfied.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Parent intends to, and will cause the Surviving Corporation to, terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger as the requirements for termination of registration are met.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, accrue, set aside or pay any dividends or make any other distributions in respect of the Company’s capital stock.

15.	Conditions of the Offer

For purposes of this Section 15, capitalized terms used but not defined in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as

Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions below.

The Offer is not subject to any financing condition. Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by the Merger Agreement, may (i) terminate the Offer: (A) upon termination of the Merger Agreement; and (B) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Merger Agreement) or (ii) amend the Offer as otherwise permitted by the Merger Agreement, if: (A) the Minimum Condition has not been satisfied as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer; or (B) any of the additional conditions set forth below has not been satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

•

(a) there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned Subsidiaries, would represent a majority of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

(b) (i) the representations and warranties of the Company as set forth in Section 3.1(a) and (b) (Due Organization; Subsidiaries, Etc.); subsections (a) (second sentence only), (b), (c) (second and last sentences only) and (e) of Section 3.3 (Capitalization, Etc.); Section 3.22 (Authority; Binding Nature of Agreement); and Section 3.24 (Merger Approval) of the Merger Agreement are accurate in all material respects at and as of the Offer Acceptance Time and the Agreement Date as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in the Merger Agreement) only as of such date); (ii) the representations and warranties of the Company as set forth in the first sentence of Section 3.5 (Absence of Changes) of the Merger Agreement are accurate at and as of the Offer Acceptance Time and the Agreement Date as if made on and as of such time (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date); (iii) the representations and warranties of the Company as set forth in subsections (a) (first sentence only), (c) (first sentence only) and (d) of Section 3.3 (Capitalization, Etc.) are accurate in all respects at and as of the Offer Acceptance Time and the Agreement Date as if made on and as of such time, except to the extent the failures of such representations and warranties to be true and correct individually and in the aggregate are de minimis (it being understood that the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(iii) only as of such date); and (iv) the representations and warranties of the Company as set forth in the Merger Agreement (other than referred to in clauses (i), (ii), and (iii) above) are accurate in all respects at and as of the Offer Acceptance Time and the Agreement Date as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded (except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein) and (B) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (b)(iv)) only as of such date);

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(c) the Company has complied with, or performed, in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

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(d) Parent and Purchaser have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the two conditions set forth immediately above have been duly satisfied;

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(e) (i) any applicable waiting period (and any extensions thereof) under the HSR Act has expired or been terminated, (ii) any agreement mutually entered by Parent and the Company with a Governmental Body to not consummate the Offer or the Merger has expired or been terminated and (iii) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under any other Antitrust and FDI Laws identified in Section 5.5(b) of the confidential disclosure letter to the Merger Agreement have been obtained, have been received or have terminated or expired, as the case may be;

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(f) there has not been issued by any court of competent jurisdiction and remains in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor has any applicable law been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which remains in effect and directly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Purchaser will not be permitted to invoke this condition unless they have taken all actions required under the Merger Agreement to have any such order or law lifted or otherwise deemed inapplicable to the Offer and the Merger (each of the conditions in clauses “(e)” and “(f)” (in case of “(f)”, as such condition relates to the HSR Act and any other Antitrust and FDI Laws), the “Regulatory Condition”);

•	(g) after the Agreement Date, there has not have occurred a Material Adverse Effect that is continuing; and

•	(h) the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition and make any other changes to the terms and conditions of the offer not inconsistent with the terms of the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to: (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) decrease the maximum number of Shares sought to be purchased in the Offer, (d) impose conditions or requirements to the Offer in addition to the Offer Conditions, (e) amend or modify any of the Offer Conditions or any other terms or conditions of the Merger Agreement in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other Transactions, (f) change or waive the Minimum Condition or the Regulatory Condition, (g) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (h) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer. Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Purchaser or Parent, Parent will promptly notify the Company’s stockholders of a decision to either terminate the Offer, or to waive the condition and proceed with the Offer.

16.	Certain Legal Matters; Regulatory Approvals

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

U.S. Antitrust Compliance

Under the HSR Act, certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

Under the HSR Act, the purchase of Shares may not be completed until the expiration or termination of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and the Company intend to file their Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger such that the waiting period will expire before or on January 30, 2026, unless earlier terminated by the FTC and the Antitrust Division, Parent receives a request for additional information or documentary material prior to that time, or Parent pulls and refiles its notification so as to provide the FTC and the Antitrust Division an additional fifteen (15) calendar days to review the transaction. Expiration or termination of the HSR Act waiting period is a condition to the consummation of the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (a) to enjoin the purchase of Shares pursuant to the Offer, (b) to enjoin the Merger, (c) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (d) to require us or the Company to divest substantial assets or seek other conduct relief as a condition of consummating the acquisition. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or early termination of the applicable waiting period under the HSR Act, any state or private party could file suit seeking to enjoin the consummation of the Merger or seeking other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws.

Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

Germany Merger Control Compliance

Under part I chapter VII of the Act against Restraints of Competition (“ARC”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information has been furnished for review by the Federal Cartel Office (“FCO”) and either the FCO has confirmed that it does not assume jurisdiction over the Transaction, or has declared clearance of the transaction or certain waiting periods have expired, which the Parent and the Company, without prejudice to Section 15 – “Conditions of the Offer,” anticipate to be by February 5, 2026 (assuming that the FCO will not open a further examination of the concentration pursuant to section 40(1) ARC). The parties submitted a notification to the FCO on January 5, 2026.

Germany Foreign Direct Investment Compliance

Under Sections 55 et seqq. German Foreign Trade and Payments Ordinance (“AWV”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated without the applicable statutory review periods under the Foreign Trade and Payments Act and the Foreign Trade and Payments Ordinance (the “AWG/AWV”) having expired without the Federal Ministry for Economic Affairs and Energy (the “BMWE”) having opened an in-depth review or prohibiting the transaction or without the BMWE having (i) issued a certificate of non-objection (Unbedenklichkeitsbescheinigung) pursuant to Section 58 AWV, or (ii) issued a clearance decision, or (iii) confirmed that it does not assume jurisdiction over the Transactions. The parties submitted a notification on January 5, 2026 and, without prejudice to Section 15 – “Conditions of the Offer,” anticipate the relevant review period to expire within two months (2) of filing.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.

The Company may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.	Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders (including beneficial owners) who wish to exercise such appraisal rights must do so prior to the later of the time of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (a) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time), (b) followed the procedures set forth in Section 262 of the DGCL to exercise and perfect their appraised demand, (c) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise) and (d) in the case of a beneficial owner, has submitted a demand that (i) reasonably identifies the holder of record of the Shares for whom the demand is being made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders (including beneficial owners) of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder or beneficial owner must do all of the following:

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prior to the later of the consummation of the Offer and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer (and do not withdraw the tendered shares prior to the Offer Acceptance Time), you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent, and Continental Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the

Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

Samba Merger Sub, Inc.

January 12, 2026

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is c/o Samba Merger Sub, Inc., 450 Water Street, Cambridge, Massachusetts 02141. The telephone of such office is (617) 252-7500. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
François-Xavier Dazogbo Director, President

François-Xavier Dazogbo holds a Master of Science in Finance from the École Supérieure de Commerce Et de Management (Tours-Poitiers, France). He has served as Head of Treasury, North America, of Sanofi US Services Inc. since October 2025. Prior to serving as Head of Treasury, François-Xavier Dazogbo held various positions within Sanofi since 2011.

Prior to joining Sanofi, François-Xavier Dazogbo served as a Middle Office Analyst at Alstom S.A. from 2009 to 2010.

François-Xavier Dazogbo is a citizen of France and Benin.

2.	GENZYME CORPORATION

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Genzyme Corporation are set forth below. The business address of each such director and executive officer is c/o Genzyme Corporation, 450 Water Street, Cambridge, Massachusetts 02141. The telephone of such office is (617) 252-7500. Except as otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Brian Foard Director, President

Brian joined Sanofi in March 2017 as the Global Head of Dermatology and Respiratory, and held roles of increasing responsibility, including as Head of Global Immunology for Sanofi and then as US Country Lead and Head of Specialty Care for North America.

He has over 20 years’ experience in the specialist biopharma industry, and began his career with Galderma where he spent more than 10 years in the US before relocating to Paris to lead global marketing and launch readiness. During his time at Galderma, Brian also served in roles including General Manager for Australia & New Zealand and Vice President & General Manager of the global prescription business unit.

Brian received a degree in business from East Carolina University and has completed an executive education course at Wharton.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

François-Xavier Dazogbo Director, President

François-Xavier holds a Master of Science in Finance from the École Supérieure de Commerce Et de Management (Tours-Poitiers, France). He has served as Head of Treasury, North America, of Sanofi US Services Inc. since October 2025. Prior to serving as Head of Treasury, François-Xavier held various positions within Sanofi since 2011.

Prior to joining Sanofi, François-Xavier served as a Middle Office Analyst at Alstom S.A. from 2009 to 2010.

François-Xavier is a citizen of France and Benin.

Deborah Glasser Vice President	Deborah holds an MBA from the University of Chicago and a BA from Tufts University. Prior to joining Sanofi, Deborah was Senior Vice President for Alzheimer’s at Biogen. Deborah joined Sanofi in 2022, currently holds the position of Head of North America Specialty Care and US country lead, and oversees Sanofi’s US and Canadian commercial operations. She sits on the board of BIO, an industry trade association, and is a Trustee at the Museum of Fine Arts Boston.

Jamie Haney Vice President and Secretary

Jamie has a law degree from DePaul University College of Law and a B.A. in English (with a minor in Spanish) from Purdue University. She has served as General Counsel, Sanofi North America and Head of Legal Specialty Care GBU since late 2022.

Prior to joining Sanofi, she served as General Counsel at Novo Nordisk, Inc. from 2020-2022. She served as Managing Director at Eli Lilly Suisse from 2018-2020 and as Senior Director, Integrated Health at Eli Lilly USA LLC from 2016-2018.

Susan A. Manardo Vice President and Head of NA Litigation & Investigations

Susan has a law degree from Marshall-Wythe School of Law at the College of William in Mary and a B.A. in Political Science and French from the University of Michigan.

Susan joined Hoechst Marion Roussel, a predecessor company of Sanofi, as a litigation attorney in November 1997. She took on her current role as Head of the NA Litigation & Investigations group in July 2009.

Ulrich Otte Vice President and Chief Financial Officer

Ulrich has a Master’s in Business, Economics and Auditing from Copenhagen Business School.

Ulrich joined Sanofi in 2025 as Chief Financial Officer. Prior to joining Sanofi, Ulrich served as Vice President of Marketing and Patient Solutions at Novo Nordisk and as Chief Financial Officer for Novo Nordisk North America. Ulrich has over 25 years’ experience in the global pharmaceutical industry.

Ulrich is a citizen of Denmark.

Todd Paporello Vice President, Regulatory

Todd has a Doctorate in Pharmaceutical Sciences and an MBA in Business from Fairleigh Dickinson University.

Todd joined Sanofi in 2022 as Vice President of Reglatory Affairs. Prior to joining Sanofi, Todd served as Vice President of Global

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Regulatory Affairs at Bayer for over 8 years. Todd has also gained regulatory expertise in his prior roles at Roche Pharmaceuticals, Merck, and the Schering-Plough Research Institute.

Rafael Toribio Vice President, Tax, NA

Rafael holds a B.A. in Accounting from Universidade Federal do Rio Grande do Sul (UFRGS) and a Post-Graduate degree in Tax Law from Fundação Getulio Vargas (FGV).

Rafael joined Sanofi in 2013 as Head of Tax for Latin America, later moving to Paris in 2020 to lead the tax function across Africa, Asia, Latin America, and the Middle East, and most recently relocating to Morristown in September 2025 to head the North America tax function. Before Sanofi, he gained over 15 years of tax expertise at Arthur Andersen, Deloitte, and The AES Corporation, with leadership roles in Brazil, the United States, and the United Kingdom.

Rafael is a citizen of Brazil.

3.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is c/o Sanofi, 46, avenue de la Grande Armée, 75017 Paris, France, + 33 1 53 77 40 00. Except as otherwise indicated, each director and executive officer is a citizen of France.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Paul Hudson Director; Chief Executive Officer; Chairman of the Executive Committee; Member of the Strategy Committee

Paul Hudson joined Sanofi as CEO on September 1, 2019. Previously CEO of Novartis Pharmaceuticals (2016-2019), where he was a member of the Executive Committee, Paul has an expansive international career in healthcare that spans the U.S., Japan and Europe.

Prior to Novartis, he worked for AstraZeneca from 2006 to 2016, where he held several increasingly senior positions and most recently carried out the roles of president, AstraZeneca United States and executive vice president, North America. He began his career in sales and marketing roles at GlaxoSmithKline UK and Sanofi-Synthélabo U.K.

Paul holds a degree in economics from Manchester Metropolitan University in the U.K. and in July 2018 his alma mater awarded him an honorary Doctor of Business Administration for his achievements in industry. He also holds a diploma in marketing from the Chartered Institute of Marketing, also in the U.K.

Paul Hudson is a citizen of the United Kingdom.

Christophe Babule Director; Member of the Audit Committee	Christophe Babule is a graduate of HEC (Ecole des Hautes Etudes Commerciales) Paris and holds a Master of Business Administration (MBA) in finance.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

He has been a Director of Sanofi since early 2019.

On November 19, 2018, Christophe Babule was appointed Executive Vice-President, Chief Financial Officer and has been a member of L’Oréal’s Executive Committee as of mid-February 2019.

Christophe Babule has spent his career with L’Oréal, which he joined in 1988. He spent 7 years in the Luxury Division in Italy before being appointed as Director of Administration & Finance based in China. In 2007, he was appointed Administration & Financial Director for Mexico. In 2010, he returned to France to join Christian Mulliez’s Executive Committee as Director of Internal Audit for nearly 5 years. Afterwards he was appointed to the position of Administration & Financial Director for the Asia Pacific Zone based in Shanghai and then in Hong Kong.

Christophe Babule is a citizen of France.

Clotilde Delbos Independent Director; Member of the Audit Committee; Chairwoman of the Compensation Committee

Clotilde Delbos is currently director of AXA, Alstom and Schneider Electric. She held various positions in internal audit, merger and acquisitions and treasury, in California, Brussels and France, notably at Price Waterhouse and the Pechiney group, before becoming Division Chief Financial Officer. In 2012, she joined the Renault Group. In 2016, Clotilde Delbos was appointed Group Chief Financial Officer and Chairman of Board of Directors of RCI Banque. She was then appointed Interim Chief Executive Officer of Renault SA, Deputy Chief Executive Officer of the group and Chief Executive Officer of Mobilize, and held those functions until 2022.

Clotilde Delbos was awarded the Légion d’Honneur in 2021.

Clotilde Delbos graduated from EM Lyon with a specialization in accounting.

Clotilde Delbos is a citizen of France.

Humberto de Sousa Director representing employees (designated by the French Democratic Confederation of Labour – CFDT)

Humberto de Sousa has worked for Sanofi since 2007. He began his career with various assignments as a maintenance technician in several industrial groups, notably at Rhône Poulenc between 1999 and 2000. He joined Sanofi Pasteur in 2007 and has progressed within the Sanofi Group, holding various maintenance technician positions. In 2018, he became Group Maintenance Coordinator.

Humberto de Sousa has been involved in employee representation since 2013, particularly within the CFDT union, which appointed him in April 2025 as a director representing employees on Sanofi’s Board of Directors. During his union mandates, he worked on employee savings plans for eight years and demonstrated strong commitment to CSR-related topics, particularly professional equality and the duty of care within the group.

He therefore has solid experience in management, high-stakes social negotiation, and in analyzing the economic and social impacts of corporate policies.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Humberto de Sousa holds a STI Baccalaureate (Baccalauréat STI) in Electrical Engineering. Humberto de Sousa is a citizen of France.

Rachel Duan Independent Director; Member of the Compensation Committee

Rachel Duan holds a bachelor’s degree in Economics and International Business from Shanghai International Studies University, China and an MBA from The University of Wisconsin – Madison, USA.

She has been an independent Director of Sanofi since 2020. Rachel Duan joined GE in 1996 and worked at GE across multiple businesses in the U.S., Japan and China. Since 2006, she has held senior leadership positions including CEO of GE Advanced Materials China and then Asia Pacific, CEO of GE Healthcare China, and CEO of GE China. Most recently,

Ms. Duan served as President & CEO of GE’s Global Markets where she was responsible for driving GE’s growth in global emerging markets including China, APAC, India, Africa, Middle East and Latin America. Ms. Duan also serves as an independent Director of Kering, HSBC and Adecco Group.

Rachel Duan is a citizen of China.

Carole Ferrand Independent Director; Chairwoman of the Audit Committee

Carole Ferrand began her career in 1992 at PricewaterhouseCoopers, where she worked first in audit and then in financial consultancy. After ten years at Sony France, first as Chief Financial Officer (2000-2002) and then as General Secretary, she was appointed Chief Financial Officer of the EuropaCorp Group in 2011. In 2013, she was appointed Finance Director of the Artémis Group, function she holds until 2018.

She then served on the Board of Directors of Capgemini for two years (2016-2018) and was then appointed Group Financial Director until December 2023.

Carole Ferrand is a graduate of École des Hautes Études Commerciales (HEC Paris).

Carole Ferrand is a citizen of France.

Lise Kingo Independent Director; Member of the Appointments, Governance and CSR Committee

Lise Kingo holds a bachelor’s degree in Religions and Ancient Greek Art from the University of Aarhus in Denmark, a bachelor’s degree in Marketing and Economics from the Copenhagen Business School and a master’s degree in Responsibility & Business from the University of Bath in the UK.

Lise Kingo has been an independent director of Sanofi since March 2020 and currently serves as member of the Appointments, Governance and CSR Committee. Lise Kingo was CEO & Executive Director of the United Nations Global Compact, a position she has held, from 2015 to June 2020. The UN Global Compact is the world’s largest corporate sustainability initiative uniting business to create a better world through universal principles and the UN Sustainable Development Goals.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Lise Kingo began her career in 1986 in business-to-business advertising at JP Bureau in Copenhagen and joined Novo Industries (now Novo Nordisk after the merger with Nordisk Gentofte) in 1988, where she remained for 26 years. She served as Chief of Staff, Executive Vice President and member of the Executive Management team since 2002, where she was instrumental in defining Novo Nordisk’s sustainable business strategy. Prior to 2002, she held various positions in Novozymes, Novo Holding and Novo Nordisk, including internal audit, compliance, people & organization, branding and sustainability.

She is an independent Director of Danone and Covestro AG.

Lise Kingo is also certified as a director by INSEAD in France. Throughout her career, she has held positions in Denmark, the United Kingdom, Norway, the Netherlands and the United States.

Lise Kingo is a citizen of Denmark.

Jean-Paul Kress Independent Director; Member of the Strategy Committee; Member of the Scientific Committee

Jean-Paul Kress, M.D., served as the CEO of MorphoSys from 2019 until it was acquired by Novartis in 2024.

Prior to this, Jean-Paul Kress was the CEO of Syntimmune, where he sharpened the company’s focus on late-stage clinical development in auto-immune diseases until the company’s acquisition by Alexion. He has also held several senior leadership roles at other pharmaceutical companies in the US and in Europe. Jean-Paul Kress served as Chairman of the Board of Directors at ERYTECH Pharma and was a member of Sarepta Therapeutics’ Board of Directors.

He received his M.D. from Faculté Necker-Enfants Malades in Paris and Master of Sciences in molecular and cellular pharmacology from Ecole normale supérieure (Ulm) in Paris.

Jean-Paul Kress is a citizen of France.

Frédéric Oudéa

Chairman of the Board of Directors; Chairman of Foundation S; Chairman of the Strategy Committee; Member of the Appointments, Governance and CSR Committee; Member of the Scientific Committee

Frédéric Oudéa is a graduate of France’s École polytechnique and École nationale d’administration. From 1987 to 1995, he held a number of positions in the French senior civil service, the Audit Department of the Ministry of Finance, the Ministry of the Economy and Finance, the Budget Ministry and the Cabinet of the Minister of the Treasury and Communication.

He joined Société Générale in 1995, successively holding the positions of Deputy Head and Head of the Corporate Banking arm in London. In 1998, he was appointed Head of Global Supervision and Development of the Equities Department. He became Deputy Chief Financial Officer of Société Générale group in May 2002 and later Chief Financial Officer in January 2003.

In 2008, he was appointed Chief Executive Officer of the Group. He was both Chairman and Chief Executive Officer of Société Générale from May 2009 to May 2015. He has served as Chief Executive Officer since the separation in May 2015 of the functions of Chairman of the Board of Directors and Chief Executive Officer. He held this position until May 2023.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

He is Chairman of the Foundation of École polytechnique and member of Board of Directors of École polytechnique. Frédéric Oudéa is also a director of Cap Gemini and a Senior Executive Advisor of Group Bruxelles Lambert (GBL).

Frédéric Oudéa is a citizen of France.

Patrick Kron Independent Director; Member of the Compensation Committee; Member of the Appointments, Governance and CSR Committee; Member of the Strategy Committee

Patrick Kron is a graduate of École polytechnique and the Paris École des mines.

He has been an independent Director of Sanofi since 2014 and currently serves as Chairman of the Compensation Committee of Sanofi and Member of the Appointments, Governance and CSR Committee and the Strategy Committee of Sanofi. Patrick Kron started his career in the French Ministry of Industry where he served from 1979 until 1984. He then joined the Pechiney Group where from 1984 until 1988 he held operational responsibilities in one of the Group’s most important factories in Greece, becoming manager of the Greek subsidiary. From 1988 to 1993, he occupied several senior operational and financial positions within Pechiney, first managing a group of activities in the processing of aluminium and eventually as President of the Electrometallurgy Division. In 1993, he became a member of the Executive Committee of the Pechiney Group and was appointed Chairman of the Board of the Carbone Lorraine Company, a position he held until 1997. From 1995 to 1997, he ran the Food and Health Care Packaging Sector of Pechiney and held the position of Chief Operating Officer of the American National Can Company in Chicago (USA). From 1998 to 2002, Patrick Kron was Chief Executive Officer of Imerys before joining Alstom in 2002. Between 2003 and 2016, he was Chief Executive Officer, then Chairman and Chief Executive of Alstom. Patrick Kron was awarded the Légion d’honneur in 2004 and is Officer of National Order of Merit since 2007.

Additionally, he is Chairman of the Board of Imerys, and a Director of SGS and Viohalco.

Patrick Kron is a citizen of France.

Wolfgang Laux Director representing employees (designated by the European Works Council)

Wolfgang Laux has worked for Sanofi and Aventis since 2000. Until 2006 he worked as Senior Scientist in Process Development in Frankfurt/Höchst and since 2006 as Industrialization Coordinator for new products in Manufacturing and Supply’s central organization at Croix-de-Berny and Gentilly.

Involved in employee representation since 2014 for the trade union organization “CFE-CGC”, he has been a member of the Works council of the Sanofi Chimie central organization (since 2014), member of the Committee on hygiene, safety and working conditions (CHSCT, 2016-2019) and trade union delegate (since 2016).

Wolfgang Laux holds a Ph.D. in organic chemistry from the University of Frankfurt am Main and has been a post-doctoral research fellow at the State University of New York at Stony Brook

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

(US, 1998-2000) and at the University of Montpellier (France, 1996-1997).

He holds a Corporate Director’s Certificate from SciencesPo / IFA (Certificat Administrateur de Sociétés). He also holds the European Board Diploma by ecoDa.

Wolfgang Laux is a citizen of Germany.

Barbara Lavernos Director; Member of the Appointments, Governance and CSR Committee; Member of the Strategy Committee

Barbara Lavernos has served as Director of Sanofi since 2021 and is currently a member of the Member of the Appointments, Governance and CSR Committee. She spent her entire career with L’Oréal, whom she joined in 1991. In 2004, she was appointed Global Chief Procurement Officer, and was Managing Director of Travel Retail in 2011. In 2014, she was appointed Executive Vice President Operations and became a member of the L’Oréal group Executive Committee. At the end of 2018, she became Chief Technology and Operations Officer at L’Oréal.

Since February 2021, she has served as the L’Oréal group’s President for Research, Innovation and Technologies, and in May 2021, she was appointed Deputy CEO of L’Oréal.

Barbara Lavernos is a graduate of the HEI chemical engineering school at Lille (France). In December 2020, she was named “Chevalier of the Legion of Honor”.

Barbara Lavernos is a citizen of France.

Anne-Françoise Nesmes Independent Director; Member of the Audit Committee

Anne-Françoise Nesmes was Chief Financial Officer of Smith + Nephew PLC until the end of the first quarter of 2024. She joined the Board of Compass Group PLC as a non-executive director in 2018 and currently serves as Senior Independent Director, Chair of the Audit Committee and a member of the Corporate Responsibility, Nomination and Remuneration Committees. She held a number of finance positions in international companies before joining GlaxoSmithKline PLC in 1997, where she worked for 16 years, including as Senior Vice President of Finance for global vaccines. She then became Chief Financial Officer of Dechra Pharmaceuticals PLC and Merlin Entertainments PLC (2013-2020).

Anne-Françoise Nesmes holds a Master’s degree from Grenoble Business School and a Master’s degree in Business Administration from Henley Management College. She is also a Chartered Management Accountant.

Anne-Françoise Nesmes is a prospective director of Vodafone (UK).

Anne-Françoise Nesmes is a citizen of France and the United Kingdom.

John Sundy Independent Director; Member of the Scientific Committee	John Sundy is currently Chief Medical Officer and Head of Research and Development at Seismic Therapeutic, a machine learning immunology company and is Adjunct Professor of Medicine in the Division of Rheumatology and Immunology at Duke University School of Medicine. He was a tenured faculty member at Duke

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

University before moving to the biotech industry in 2014. Between 2014 and 2021, he held several management positions including Senior Vice President at Gilead Sciences, and Chief Medical Officer at Pandion Therapeutics.

He is also a director of Neutrolis, Inc, and the Childhood Arthritis and Rheumatology Research Alliance, and serves on the Steering Committee of the NIH Immune Tolerance Network.

John Sundy obtained a B.S. in biology from Bucknell University and a M.D./Ph.D from Hahnemann University with a specialization in immunology, and completed clinical training in rheumatology and allergy/immunology at Duke.

John Sundy is a citizen of the United States of America.

Emile Voest Independent Director; Member of the Scientific Committee

Emile Voest obtained a Ph.D. in medicine from the University of Utrecht.

Emile has been an independent Director of Sanofi since 2022 and currently serves as a member of the Scientific Committee. Emile Voest is currently chairman of the board of Cancer Core Europe, a collaboration of seven top comprehensive cancer centers in Europe and was Executive Medical Director of the Netherlands Cancer Institute (NKI) until 2021. He is also the Founder and a Strategic Advisor for Mosaic Therapeutics.

He has been Professor of Medical Oncology at the University of Utrecht (UMC) since 1999 and leads his research group at the NKI and Oncode Institute. He has founded and leads several innovative precision medicine initiatives in oncology. He is co-founder and non-executive board member of the Hartwig Medical Foundation (large scale DNA analyses), is a board member of the Center for Personalized Cancer Treatment and leads several innovative precision oncology clinical trials. Over recent years, he also played several leadership roles in medical societies such as ESMO (European Society for Medical Oncology) and ASCO (American Society of Clinical Oncology).

Emile Voest is a citizen of the Netherlands.

Antoine Yver Independent Director; Chairman of the Scientific Committee; Member of the Strategy Committee

Antoine has been an independent Director of Sanofi since 2022 and currently serves as chairman of the Scientific Committee and a member of the Strategy Committee. In 2021 and 2022, Antoine was chariman of the Development of Centessa Pharmaceuticals, Ltd.

Antoine Yver was in charge of the Development of Centessa Pharmaceuticals, Ltd. as Chairman in 2021 and 2022.

He began his oncology development career at Rhône Poulenc Rorer Inc. in 1990. In 1999, he joined the Aventis Group as Senior Director, Oncology Global Clinical Development. In 2005, he was appointed Senior Director of Oncology at Johnson & Johnson and in 2006, Executive Director of Oncology at Schering-Plough. From 2009 to 2016, he led global oncology development at AstraZeneca, delivering

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

TAGRISSO and LYNPARZA, including Senior Vice President, GMD Head of Oncology and Lead, China GMD (2013-2016). Subsequently, he was Executive Vice President, Global Head of Oncology Research and Development at Daiichi Sankyo and developed ENHERTU.

Antoine Yver is a former intern in medicine at the Hôpitaux de Paris as well as a former assistant at the Hôpitaux de Paris in pediatrics and oncology and former head of clinic at the Universities. He is a Doctor of Medicine and Pediatrics from the University of Paris-Sud 11. He also obtained a Master’s degree in Immunology from the University of Paris.

Antoine Yver is a citizen of the United States of America, France, and Switzerland.

Houman Ashrafian Executive Vice President, Head of Research and Development

Houman Ashrafian joined Sanofi on September 11, 2023.

Houman joined Sanofi from SV Health Investors where he was Managing Partner of the global private equity and venture capital investment platform which has a special focus on biotechnology, healthcare growth equity, and medtech. He has a robust track record in building high value, successful companies in the healthcare space, that brought transformational medicines from discovery to market: he co-founded and chaired the biotechs Alchemab Therapeutics, Dualitas, Enara Bio, Mestag Therapeutics, Sitryx and Trex Bio. Previously, he was Vice President and head of the Clinical Science Group at UCB with a main focus on precision medicine strategies and early clinical activities across the R&D portfolio. He also co-founded Cardiac Report, a cardiac services company, Heart Metabolics, Catamaran Bio, as well as Weatherden, a boutique clinical consultancy.

Houman is an Honorary Consultant Cardiologist at the John Radcliffe Hospital in Oxford, and a Visiting Professor at the University of Oxford in the UK. He has received numerous prestigious awards and recognitions over the course of his career, including the Michael Davies Early Career Award from the British Cardiovascular Society and the Schuldham Prize.

Houman has a bachelor’s and master’s degree from the University of Cambridge (UK) and a BM BCh and DPhil from the University of Oxford (UK).

Houman Ashrafian is a citizen of the United Kingdom.

Natalie Bickford Executive Vice President, Chief People Officer

Natalie Bickford joined Sanofi on August 1, 2020. She has worked in HR and HR leadership for more than 20 years and brings a wealth of experience in consumer-facing industries to Sanofi.

Prior to joining Sanofi, Natalie was Group HR Director at Merlin Entertainments, the world’s second largest location-based entertainment business, where she was responsible for 30,000 employees across Europe, North America, and Asia Pacific. She also held senior HR positions at Sodexo, AstraZeneca and Kingfisher Plc.

Natalie has a strong track record of transforming organizations, with a strong focus on inclusion and diversity. She was awarded “HR

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Diversity Champion of the Year” at the European Diversity Awards in November 2019. Natalie is also Board member of the Kronos Workforce Institute, a reflection of her deep interest in understanding and shaping the future of work. Natalie is a Board Advisor to the Coalition for Epidemic Preparedness Innovation (CEPI).

Natalie holds a degree in French and International Politics from the University of Warwick in the UK.

Natalie Bickford is a citizen of the United Kingdom.

Olivier Charmeil Executive Vice President, General Medicines

Olivier Charmeil is a graduate of HEC (École des Hautes Études Commerciales) and of the Institut d’Études Politiques in Paris.

From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union Européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various positions within Sanofi, including Chief Financial Officer (Asia) of Sanofi- Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi- Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed – Chairman and Chief Executive Officer of Sanofi- Synthélabo France, before taking the position of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed Senior Vice President Asia/Pacific, Pharmaceutical Operations in February 2006; Operations Japan reported to him from January 1, 2008, as did Asia/Pacific and Japan Vaccines from February 2009. On January 1, 2011, Olivier Charmeil was appointed Executive Vice President Vaccines, and joined Sanofi’s Executive Committee.

In May 2015, Olivier Charmeil and André Syrota were appointed as Co-Leaders of “Medicine of the Future”, an initiative developed by the French Minister for Economy, Industry and Digital Affairs, the French Minister for Social Affairs, Health and Women’s Rights and the French Minister for National and Higher Education and Research. They have been tasked with assembling a group of industrialists and academics, with the objective of imagining how French industry can accelerate the launch and export of innovative industrial products, with an emphasis on new biotechnologies.

From June 2016 to December 2018, Olivier Charmeil served as Executive Vice President of our General Medicines and Emerging Markets Global Business Unit.

In 2019, he served as Executive Vice President, China and Emerging Markets. In February 2020, he was appointed to lead SANOFI’s General Medicines unit, a diversified portfolio of iconic brands and essential medicines to meet the needs of millions of patients with chronic conditions. Additionally, in 2020, Olivier became a Board

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Member of the European Federation of Pharmaceutical Industries and Associations (EFPIA). Olivier Charmeil is a citizen of France.

Audrey Duval Executive Vice President, Corporate Affairs

Audrey Duval joined Sanofi in September 2022, as President, Sanofi France.

Audrey began her career in public hospitals in Paris and went on to work as a Researcher at the Pasteur Research Center of Hong Kong University and then as a Scientific Expert at Salusmed, based in Hong Kong. She later returned to France to join Pfizer, working in medical affairs in the areas of Endocrinology, Transplant and Rheumatology and continues to retain that role, supporting and coordinating Sanofi’s representation to its various external stakeholders in France. Prior to joining Sanofi, Audrey worked for Novartis, where she served as Business Franchise Head for Ophthalmology and then Country President for the company’s operations in Ireland.

Audrey holds a Medical Doctorate from the Paris Faculty of Medicine Cochin, and a Bachelor of Science in Medical Biology.

Audrey Duval is a citizen of France.

Brian Foard Executive Vice President, Head of Specialty Care

As head of our Specialty Care GBU, Brian oversees an extensive portfolio of medicines in immunology, neuro-inflammation, rare diseases, and oncology. Brian and his colleagues are responsible for launching treatments in those fields, and for implementing the strategy to bring Sanofi’s scientific breakthroughs to patients.

Brian joined Sanofi in March 2017 as the Global Head of Dermatology and Respiratory, and held roles of increasing responsibility, including as Head of Global Immunology for Sanofi and then as US Country Lead and Head of Specialty Care for North America.

He has over 20 years’ experience in the specialist biopharma industry, and began his career with Galderma where he spent more than 10 years in the US before relocating to Paris to lead global marketing and launch readiness. During his time at Galderma, Brian also served in roles including General Manager for Australia & New Zealand and Vice President & General Manager of the global prescription business unit.

Brian received a degree in business from East Carolina University and has completed an executive education course at Wharton.

Brian Foard is a citizen of the United States.

Emmanuel Frenehard Executive Vice President, Chief Digital Officer

Emmanuel joined Sanofi in 2020 as Global Head of Digital, and was appointed to the Executive Committee on August 31, 2023.

Prior to being appointed Chief Digital Officer, he held the positions of Global Head, Digital GBU teams and Digital Products. He also led the Sanofi Digital Accelerator and a number of digital commerce initiatives.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

Before joining Sanofi, Emmanuel spent 20 years leading large global organizations as well as three years in startups. He has built and launched multiple global digital products in support of existing and new business models. In particular, he managed iflix’s rollout across Southeast Asia and led the launch of DisneyLife, Disney’s direct-to-consumer digital subscription service, in the UK.

Emmanuel is a graduate of the European Business School (EBS) and holds a Master II in Business, Finance and Audit from the Institut Supérieur de Gestion (ISG).

Emmanuel Frenehard is a citizen of France.

Brendan O’Callaghan Executive Vice President, Manufacturing & Supply

Brendan O’Callaghan joined Sanofi on January 1, 2015. He joined the Executive Committee on October 1, 2021.

Brendan joined Sanofi in 2015 and was previously Global Head of Biologics and Industrial Affairs Head of the Specialty Care portfolio. He has played a key role in supporting our transformation to a fully integrated BioPharmaceutical company and advancing the digital transformation of our manufacturing network.

Prior to Sanofi, Brendan worked at Schering-Plough before moving to Merck/MSD as Head of Biologics and later Vice President of its Europe, Middle East and Africa Operations.

Brendan graduated in chemical engineering from the University College of Dublin, where he currently serves as an honorary adjunct Professor of Chemical and Biochemical Engineering.

Brendan O’Callaghan is a citizen of Ireland.

Roy Papatheodorou Executive Vice President, General Counsel, Head of Legal, Ethics & Business Integrity and Global Security

Roy Papatheodorou completed a Legal Practice Course from BPP School of Law in London and a LLB in Law from King’s College London. He is a qualified solicitor in England & Wales. Roy was appointed to his current position as Executive Vice President, General Counsel & Head of Legal, Ethics & Business Integrity and Global Security in 2022.

Before joining Sanofi, Roy was the General Counsel of Novartis Pharmaceuticals since 2017. Prior to that, he headed Legal Transactions at Novartis. From 2011 to 2013, he was the Group General Counsel and Secretary to Board of Directors at Actavis, a global generic pharmaceutical leader. Prior to this, Roy spent several years at Linklaters London, Moscow and Sao Paulo, advising mainly on corporate, international mergers & acquisitions, private equity and restructurings.

Roy Papatheodorou is a citizen of Cyprus and Italy.

Madeleine Roach Executive Vice President, Business Operations

Madeleine Roach joined Sanofi in 2022 as Head of Internal Audit and Risk Management, before being appointed to the Executive Committee on October 1, 2023.

Prior to joining Sanofi, Madeleine served at AstraZeneca as Head of Group Finance Services, Asia-Pacific and Head of Global Business Services Site Lead in Malaysia, delivering a wide range of business

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)

services to stakeholders and further expanding the site with the addition of value-added services and digitalization capabilities, whilst attracting top talent through strong employer branding.

Madeleine also held positions of growing responsibility in Finance and Global Business Services at AstraZeneca, after starting her career at PricewaterhouseCoopers and KPMG in Assurance and Advisory services, in Germany and the UK.

Madeleine holds a BA (Hons) in Economics and Politics from the School of Oriental and African Studies, University of London.

Madeleine Roach is a citizen of Germany.

François Roger Executive Vice President, Chief Financial Officer

François Roger has served as Chief Financial Officer of Sanofi since April 2024, leading a team that manages financial risk and capital allocation to create value and growth for Sanofi.

François joined Sanofi from Nestlé where he was CFO for nearly nine years. Before Nestlé, he served from 2013 to 2015 as CFO of Takeda Pharmaceuticals, based in Japan. He spent the first 14 years of his career working in the pharmaceutical industry, first at Roussel, Hoechst and later Aventis, serving in various countries. He worked at Danone from 2000 to 2008 in various finance roles and was CFO of Millicom, a Nasdaq listed, global mobile phone operator from 2008 to 2013. He has lived and worked in Europe, the United States, Asia, Africa and Latin America.

François holds an MBA from Ohio State University in the US and a Major in Accounting from Audencia Business School in France.

François Roger is a citizen of France.

Thomas Triomphe Executive Vice President, Vaccines

Thomas Triomphe earned his MSc in industrial engineering from Ponts et Chaussées and he also holds an MBA from INSEAD.

Thomas joined Sanofi Pasteur in 2004 and has since advanced within the company in several roles of increasing responsibility in sales and marketing, at the country, regional and global levels. From 2015 to 2018, he was Head of the Asia Pacific Region, based in Singapore. Before that, he served as Head of Sanofi Pasteur Japan from 2012 to 2015. In 2010, he became Associate Vice President, Head of the Influenza-Pneumo Franchise after three years as Director for the same franchise, based in the US. Earlier in his career, Thomas worked in banking and strategic consulting.

Thomas was the Vice President and Head of Franchise & Product Strategy for Sanofi Pasteur from 2018 to 2020.

Thomas Triomphe is a citizen of France.

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